Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PittMoss LLC
2603 Duss Avenue
Ambridge, PA 15003
www.pittmoss.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PittMoss LLC
Address: 2603 Duss Avenue, Ambridge, PA 15003
State of Incorporation: DE
Date Incorporated: January 06, 2015

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.

Note converts to Preferred Units when the company raises $1,000,000.00 in a qualified equity financing.

Maturity Date: June 26, 2025
Valuation Cap: $15,000,000.00
Discount Rate: 15.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $200.00

Terms of the underlying Security

Underlying Security Name: Preferred Units

Voting Rights:

At any time when Series Seed Preferred Units are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of at least 50.1% of the then outstanding Series Seed Preferred Units, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

Material Rights:

<p>At any time when Series Seed Preferred Units are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of at least 50.1% of the then outstanding Series Seed Preferred Units, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed

Liquidation Event, or consent, to any of the foregoing; amend, alter or repeal any provision of the Certificate or this Agreement in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Units; create, or authorize the creation of, or issue or obligate itself to issue any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption, or increase the number of Units of Series Seed Preferred Units or increase the number of Units of any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption; (i)reclassify, alter or amend any existing security of the Company that is pari passu with the Series Seed Preferred Units in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Units in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Series Seed Preferred Units in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Units in respect of any such right, preference or privilege; purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any distribution or make any distribution on, any equity of the Company other than (i) redemptions of or distributions on the Series Seed Preferred Units as expressly authorized herein, (ii) distributions payable on the Common Units solely in the form of additional Common Units and (iii) repurchases of equity from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board, including the approval of at least one Series Seed Director; create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $50,000 unless such debt security has received the prior approval of the Board, including the approval of at least one Series Seed Director; create, or hold equity in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any equity of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or increase or decrease the authorized number of Directors constituting the Board. Please also refer to Exhibit F of this Offering Memorandum to review the Operating Agreement as currently amended.</p>

Investment Incentives & Bonuses*

Loyalty Bonus

5% for past Republic investors (5.25% all in rate)

Time Based

5% for investing in first 2 weeks (5.25% all in rate)

Amount Based

$500+

Invest $500 and receive $25 off PittMoss.com with Free Shipping!**

$1,000+

Invest $1000 and receive $50 off PittMoss.com with Free Shipping!**

$2,500+

Invest $2500 and receive $100 off PittMoss.com with Free Shipping** + PittMoss Gear***

$5,000+

Invest $5000 and receive $100 off PittMoss.com with Free Shipping** + PittMoss Gear*** & Invite to CEO Round Table****

$10,000+

Invest $10,000 and receive $100 off PittMoss.com with Free Shipping** + PittMoss Gear*** & a Free Tour Package to PittMoss HQ.*****

**After the investment period ends, investors will be sent out a code to receive a discount to use at www.pittmoss.com

***Gear Includes PittMoss T-Shirt, Water Bottle and Pen

****You also will receive an invite to join PittMoss CEO, Brian Scott, on a personal zoom call.

*****Investors will also be provided a Tour Package of PittMoss HQ. *Tour package includes round-trip air fare, 1-night stay in downtown Pittsburgh + meals and entertainment. Air Fare covered only for domestic flights*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PittMoss LLC will offer a 10% additional bonus for all investments that are committed

by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

PittMoss LLC ("PittMoss" or the "Company") is a recycled and upcycled growing media made from recycled paper products and cardboard, is certified organic and is specifically engineered to be an ideal growing environment for plants. PittMoss produces bigger, stronger plants and requires significantly less water than traditional growing media while helping to reduce greenhouse gases and fertilizer runoff. Moreover, PittMoss has been assessed by Good Company Ventures and has quantified its environmental impact related to all of the above factors. And its feedstock can come from recycled paper and cardboard streams today and additional landfilled material in the future.

In addition, because PittMoss products are peat-free or peat-reduced, PittMoss is contributing to reducing carbon emissions. From a performance perspective, PittMoss requires 2/3 less water than typical peat-based soils because it holds water like a sponge. However, waterlogging isn't a problem because PittMoss also has superior aeration allowing for much better air/water exchange and considerably better root development than other, denser soils. PittMoss retains both water and applied fertilizers so that less fertilizer can be used for same-size plants, without the leaching that occurs with other soils (that can cause nitrogen runoff and algae blooms in local water sources). PittMoss also acts as an incredible carbon source and home for microbial growth, similar to (only better than) bio char. In most studies, PittMoss allows for 2/3 less water use, including uses as a mulch in hot/dry climates like California, the desert Southwest, and the Middle East.

PittMoss can disrupt the current soil economy by recycling local paper and cardboard waste in almost every major metro area and turning it into locally made and distributed soils. This will eliminate the need for peat to be shipped from Canada and offers tremendous logistical advantages (which is a growing problem in itself) and

helps to further reduce our planet's carbon footprint. PittMoss plans to open its own company-owned facilities but could also offer a license model to domestic or international investors. In either case, PittMoss will be a "hyper-local" business, potentially owned locally, recycling local waste materials, employing local manufacturing employees, and distributing soil locally to fill customer needs or improve any depleted soils within the region.

PittMoss has several commercial customers that pay directly and are repeat business. These are commercial growers in various industries, some of which have been with the Company for several years. The Company's retail product launch was in February 2017, and 2018 was the first full year (second overall) selling at local home and garden centers. To date, the Company has more than 150 H&G center customers in 22 states and is listed with eight distributors or co-ops. The Company typically sells directly to the garden centers, but occasionally gains new orders through its distributors. The Company also sells direct to consumers via its website www.pittmoss.com and on Amazon.com. In most cases, B2B and B2C customers pay the Company directly, but with the wholesale distributors, the customers pay the distributor and they pay the Company.

At scale, the Company can make PittMoss for about $1.20 per cubic foot (base material), and today, the Company sells it commercially for $2.50/CF, wholesale for $5.00/CF, and retail for about $10.00/CF (all dependent upon product type and size).

The Company has different strategies for each channel, but in the past year has focused on direct advertising (via trade journals), social media, and direct sales (cold calling and trials) for commercial customers. For most wholesale customers (Lawn and Garden Centers), the Company sells to customers directly and distributes through several distributors in the Northeast, Midwest, and Mid-Atlantic regions. The Company employs several sales tactics for this business, but mainly advertises through trade magazines and trade shows, direct mail, in-person events, ride-alongs with distributor reps, and sales rep education (among others). For the B2C channel, the Company has multiple strategies including presence on all major social media channels and social media paid advertising, SEO strategies, retargeting, e-mail marketing, and earned advertising (with influencers and bloggers) among others. PittMoss has been featured on both Shark Tank and Beyond the Tank, and reruns typically air about every 45 days. PittMoss also contracted with a PR firm to pursue larger press and social media influencer opportunities and has secured dozens of gardening influencers on various social channels. Some big box stores have reached out about potentially carrying PittMoss products, but to date, the Company has focused on IGCs (Independent Garden Centers) and hardware stores that compete with big box stores. The Company also does "sell into" big box stores as a feedstock to some soil mixers that sell their brand in big box stores today.

<u>Patents/IP</u>

The Company holds the following patents (*US 2016/0096779A1 Materials Suitable as Substitutes for Peat Mosses and Processes and Apparatus Therefor Patent 09/17/2015*

Pending USA and US 11,597,687 B2 Bulk Animal Bedding) and trademark (*4384424 PITTMOSS Trademark 04/18/2011 08/13/2013 USA*).

Competitors and Industry

Competitors & Industry

There are hundreds of competitors in the soil market. The biggest players are industry leaders like Scotts (Miracle Gro), Sungro, Premier Tech, Lambert, Berger, and many others. All of these competitors use peat as a core component of their products and PittMoss' product naturally outperforms every peat-based product that the Company has tested against. In fact, the Company knows that its product as an amendment helps to improve all of these competitive products. The Company has both patent-pending and trade secret-protected technology that acts as one of many barriers to entry, as well as multiple independent trials against competitive products on a variety of crops and applications.

PittMoss has growing traction among "soil mixers" many of which make their own "branded products" and sell their soil to customers. A critical component of the business model is that PittMoss could sell to all of these competitors as a feedstock to eliminate part or all of the peat used in their soils.

Current Stage and Roadmap

Current Stage & Future Roadmap

PittMoss has growing traction in each channel, however, growth to date has been understated as the company has spent the past several years conducting R&D activities and launching one or two new products each year, including 2021. In 2020, the Company drove 41% growth, and 57% growth in 2021. 2022 sales grew 45% and lifetime sales to date are approximately $3.6 million.

The Company has prevented more than 6,000 metric tons of CO_2 emissions. The growth rate is increasing every year. Not only is the Company increasing its customer counts, but it is also increasing its average sale per customer. The Company introduced a new completely organic retail product, PittMoss Plentiful, to its lineup and developed two new commercial mixes, PM1 and PM2, in the past two years. These new products have contributed to grow in both wholesale and commercial markets. Direct sales, as well as sales at distributor shows (wholesale to garden center), have provided strong growth. The Company also began offering its commercial blends both directly to growers and through its distributor network with a new drop-ship program. In particular, commercial sales of the PM material have been very well received in the market, and the Company expects to continue that trajectory in 2022, landing even more commercial growers and greenhouses. In the Cannabis space, independent trials have shown 12.5% yield increases and 4.9% increase in TCH. In the animal bedding space, PittMoss Roost has demonstrated 12% increase in bird weight with reduced feeding costs.

Tailwinds Supporting Growth

Increasing Soil Demand. As a result of both Covid-19 (the "stay at home economy") and increasing inflation, more and more people are home gardening today for both flowers and growing their own food. In addition, the growth of the cannabis market has dramatically increased soil demands as these businesses use product every week, all year long.

Peat Supply Reduction. In 2021, the peat harvest was only 70% compared to previous years, due mainly to adverse weather events in Eastern Canada, since peat mining requires dry sunny weather for harvesting. With global warming, these adverse weather events could become more common. In 2021, a number of customers have complained about rising peat prices and supply interruption.

Rising Inflation. Increasing inflation, in addition to seeing peat cost increases, has also resulted in significantly higher transportation costs. Since 98% of the soil used in the US is peat from Canada, these high transportation costs further negatively impact the peat-based soil industry. Although PittMoss is also experiencing some inflation (higher ingredient costs), these costs are more than offset by efficiency advances that allow us to reduce our labor cost per cubic foot (which is the highest component of COGS). And although PittMoss also needs to ship products (outbound), peat sales experience both inbound (from Canada) and outbound shipping costs to customers. This tailwind will continue to support company growth as the Company builds even more local/regional facilities.

Growing Demand for Peat-Free products. Five years ago, customers rarely sought out peat-free products as carbon emissions and global warming were not nearly as recognized in the gardening industry as they are today. The #peatfree movement has growing traction both in the US and abroad.

Significant Brand Recognition. In the last year, PittMoss has become a popular brand among many social media influencers in the gardening industry with positive independent reviews from @JoeGardener.

The Team

Managers

Name: Brian Scott

Brian Scott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO), President and Director
  Dates of Service: May, 2016 - Present
  Responsibilities: Chief executive officer responsible for the strategic vision of the company. Brian Scott is compensated $100,000/year plus a guaranteed

bonus, which was $25,000 for 2022.

Other business experience in the past three years:

- **Employer:** Aurochs Brewing
  Title: Board Member
  Dates of Service: August, 2015 - Present
  Responsibilities: Board Member

Name: Mont Handley

Mont Handley 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Founder
  Dates of Service: July, 2011 - Present
  Responsibilities: Member of the board of Directors

Other business experience in the past three years:

- **Employer:** Purdue University – Northwest, Commercialization and Manufacturing Excellence Center,
  Title: Entrepreneur-in Residence/Associate Director
  Dates of Service: June, 2016 - Present
  Responsibilities: Leadership team as well as entrepreneur in residence

Other business experience in the past three years:

- **Employer:** POTplugs Development Company, LLC
  Title: Founder & Managing Member
  Dates of Service: September, 2017 - Present
  Responsibilities: Founder and member responible for the management of the company

Name: David Lilly

David Lilly 's current primary role is with Lilly Management Group. David Lilly currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January, 2018 - Present
  Responsibilities: member of the board of directors

Other business experience in the past three years:

- **Employer:** Lilly Management Group
  Title: Owner
  Dates of Service: January, 2018 - Present
  Responsibilities: Running the day to day of the company as well as executive function

Name: Carl Nicolia

Carl Nicolia 's current primary role is with PSNergy, LLC. Carl Nicolia currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January, 2018 - Present
  Responsibilities: Member of the board of directors

Other business experience in the past three years:

- **Employer:** PSNergy, LLC
  Title: President
  Dates of Service: January, 2013 - Present
  Responsibilities: Responsible for the executive management of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible notes should only be undertaken by persons whose financial resources are

sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Upon conversion of the convertible note into Securities of the Company, transferability of the Securities, which will be a Membership Interest in the Company, will require Manager approval, and interests are subject to "Drag-Along" provisions applicable to any "Change of Control" transaction approved by the holders of a Majority of outstanding Units / interests.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the soilindustry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering a convertible note in the amount of up to $1.235 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are rising, and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The convertible note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Convertible Notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have

the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
PittMoss was formed on January 6, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PittMoss has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company holds the following patents (US 2016/0096779A1 Materials Suitable as Substitutes for Peat Mosses and Processes and Apparatus Therefor Patent 09/17/2015 Pending USA and US 11,597,687 B2 Bulk Animal Bedding) and trademark (4384424 PITTMOSS Trademark 04/18/2011 08/13/2013 USA). We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries

may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
BT PittMoss Investment, LP (Catherine Mott is the managing partner for the entity. No one individual owns more than 2-5%)	13,155,353	Preferred Units	20.61%

The Company's Securities

The Company has authorized Preferred Units, Common Units, SAFE 2020, SAFE 2021, and Convertible Notes.

Preferred Units

The amount of security authorized is 52,382,132 with a total of 52,382,132 outstanding.

Voting Rights

At any time when Series Seed Preferred Units are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of at least 50.1% of the then outstanding Series Seed Preferred Units, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

Material Rights

At any time when Series Seed Preferred Units are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of at least 50.1% of the then outstanding Series Seed Preferred Units, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent, to any of the foregoing; amend, alter or repeal any provision of the

Certificate or this Agreement in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Units; create, or authorize the creation of, or issue or obligate itself to issue any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption, or increase the number of Units of Series Seed Preferred Units or increase the number of Units of any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption; (i)reclassify, alter or amend any existing security of the Company that is pari passu with the Series Seed Preferred Units in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Units in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Series Seed Preferred Units in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Units in respect of any such right, preference or privilege; purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any distribution or make any distribution on, any equity of the Company other than (i) redemptions of or distributions on the Series Seed Preferred Units as expressly authorized herein, (ii) distributions payable on the Common Units solely in the form of additional Common Units and (iii) repurchases of equity from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board, including the approval of at least one Series Seed Director; create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $50,000 unless such debt security has received the prior approval of the Board, including the approval of at least one Series Seed Director; create, or hold equity in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any equity of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or increase or decrease the authorized number of Directors constituting the Board. Please also refer to Exhibit F of this Offering Memorandum to review the Operating Agreement as currently amended.

Common Units

The amount of security authorized is 3,834,893 with a total of 3,834,893 outstanding.

Voting Rights

Refer to PittMoss Operating Agreement.

Material Rights

Please also refer to Exhibit F of this Offering Memorandum to review the Operating Agreement as currently amended.

SAFE 2020

The security will convert into Common units and the terms of the SAFE 2020 are outlined below:

Amount outstanding: $241,849.85
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Upon a triggering event, conversion of outstanding SAFEs will result in the issuance of equity units of the Company.

Material Rights

Please also refer to Exhibit F of this Offering Memorandum to review the Operating Agreement as currently amended.

SAFE 2021

The security will convert into Common units and the terms of the SAFE 2021 are outlined below:

Amount outstanding: $491,066.77
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,500,000.00
Conversion Trigger: Upon a triggering event, conversion of outstanding SAFEs will result in the issuance of equity units of the Company

Material Rights

Please also refer to Exhibit F of this Offering Memorandum to review the Operating Agreement as currently amended.

Convertible Notes

The security will convert into Securities of the company issued at the closing of the next equity financing and the terms of the Convertible Notes are outlined below:

Amount outstanding: $475,000.00

Maturity Date: June 27, 2025
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Next Equity Financing, which is the first issuance of equity securities by the Company for aggregate consideration of $1 million or more in a single round of financing (excluding the sale of the Notes), of which not less than 50% of the round is funded by a professional venture capital firm or strategic investor. The determination of whether a particular financing constitutes the "Next Equity Financing" shall be made by the Board. In early March 2023, the Company closed a public offering of its convertible notes to accredited investors and raised $385,000. The funds are in escrow and are expected to be released in the next 1-2 weeks. Upon release from escrow, the convertible note agreement will be executed, and the amount outstanding will increase to $860,000.

Material Rights

What it means to be a minority holder

As a minority holder of convertible notes of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $3,250,000.00
  Number of Securities Sold: 26,773,110
  Use of proceeds: Sales, marketing, and other initiatives to grow the business.
  Date: June 07, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $732,916.62
  Use of proceeds: Sales, marketing, and other initiatives to grow the business
  Date: November 08, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $475,000.00
  Use of proceeds: Startup Funds. In early March 2023, the Company closed a public offering of its convertible notes and raised $385,000. The funds are in escrow and are expected to be released in the next 1-2 weeks. Upon release from escrow, the convertible note agreement will be executed, and the amount sold will increase to $860,000.
  Date: July 07, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company generates revenues by selling soil amendments, soil mixes, and animal bedding to commercial growers, garden centers and other distribution partners, and directly to consumers through our website and Amazon.com. Revenues increased 66% to $934,960 for the year ended December 31, 2021, from $563,821 for the year ended December 31, 2020, primarily due to increases in the commercial and retail channels.

Total operating expenses increased to $1,234,203 for the year ended December 31, 2021, from $1,059,925 for the year ended December 31, 2020, primarily as a result of increases in salaries and wages. The Company believes the increased spending on personnel is necessary to drive sales growth and meet increased demand for its products.

Net loss was $1,133,416 for the year ended December 31, 2021, as compared to a net loss of $897,776 for the year ended December 31, 2020.

Historical results and cash flows:

The Company does not expect to achieve profitability in the next 12 months. The Company is continuing to focus on increasing market share and average order size per customer. The Company is also poised to grow the mushroom, cannabis, and animal bedding markets. Growth in these new markets is strategically significant as these markets can provide non-seasonal, year-round sales and cash flows. If the Company is able to make progress in these new markets, future results will be much more favorable than historical results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has cash on hand of approximately $187,000 as of March 15, 2023, and accounts receivable of approximately $235,000.

Since July 2022, the Company has issued convertible notes totaling $475,000. Since September 2022, the Company entered into unsecured loan agreements totaling $500,000 with terms of 6 - 12 months and bear interest of 7% to 17.14%.

In early March 2023, the Company closed a public offering of its convertible notes to accredited investors and raised approximately $385,000. The funds are in escrow and

are expected to be released in the next 1-2 weeks. When the funds are released, the Company's cash on hand will be approximately $572,000, and the Company will have issued convertible notes totaling $860,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign may be critical to the Company's operations. Depending on when the prospective Series A round closes, the funds from this campaign may be critical to funding the Company's operations and continued growth until the Series A round proceeds and closes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign may be necessary to the viability of the Company. Of the total funds that our Company has, over 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company's current monthly burn rate is about $140,000, but this includes a project to update the Company's plant operations. This project is just about complete, so the Company expects its burn rate to drop to about $75,000 per month going forward. If the Company raises a minimum of $300,000, this will extend the Company's runway by 4 months and should provide the time needed to close on its Series A fundraising round.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for about 13 months. This is based on a current monthly burn rate of $75,000 for expenses related to production and inventory, sales and marketing expenses, management salaries, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital

including a Series A offering. The Company is targeting a raise of $5-$10 million for this prospective Series A offering.

Indebtedness

- **Creditor:** EIDL
  Amount Owed: $150,171.16
  Interest Rate: 3.75%
  Maturity Date: July 03, 5050

- **Creditor:** Bradley Sileo
  Amount Owed: $250,000.00
  Interest Rate: 9.6%
  Maturity Date: June 01, 2023

- **Creditor:** Jim Collachia
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: March 22, 2023

- **Creditor:** Carl Nicolia
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  Maturity Date: September 01, 2023

- **Creditor:** Eugene Connell
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  Maturity Date: September 01, 2023

- **Creditor:** Various convertible note holders
  Amount Owed: $475,000.00
  Interest Rate: 5.0%
  Maturity Date: June 26, 2025

- **Creditor:** Robin Scheppner
  Amount Owed: $50,000.00
  Interest Rate: 17.14%
  Maturity Date: June 04, 2023

- **Creditor:** Pat Delaney
  Amount Owed: $100,000.00
  Interest Rate: 17.14%
  Maturity Date: June 04, 2023

- **Creditor:** Eugene Connell
  Amount Owed: $50,000.00
  Interest Rate: 17.14%
  Maturity Date: June 04, 2023

- **Creditor:** Harvest Returns, Inc.
  Amount Owed: $50,000.00
  Interest Rate: 3.5%
  Maturity Date: January 30, 2024
  Revolving Line of Credit

- **Creditor:** Bradley Sileo
  Amount Owed: $125,653.42
  Interest Rate: 7.5%
  Maturity Date: October 01, 2027

Related Party Transactions

- **Name of Entity:** Carl Nicolia
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $25,000 short-term note
  Material Terms: See Indebtedness section - note agreement is attached

- **Name of Entity:** Bradley Sileo
  Relationship to Company: Shareholder <20%
  Nature / amount of interest in the transaction: Unsecured loan agreement
  Material Terms: In February 2021, the Company entered into an unsecured loan agreements with a shareholder for $200,000 with a term of one year. During the first 6 months, this loan will bear an interest rate of 7% until August 2021, after which the interest rate will increase to 8% until maturity in February 2022. In August 2021, this loan agreement was amended to extend its maturity to August 2027 with an interest rate of 7.50%. In October 2021, this loan agreement was amended a second time to change its principal amount to $150,000 and extend its maturity to October 2027 bearing the same interest rate as before. Furthermore, $50,000 of the original principal balance was converted into 411,894 shares of Preferred Units. The ending balance of this loan was $145,011 as of December 31, 2021. In December 2022, the Company entered into a second unsecured loan agreement with this shareholder for $250,000 with a term of one year. This loan bears interest at a rate of the Secured Overnight Financing Rate ("SOFR") plus 5.00%

- **Name of Entity:** James Collachia
  Relationship to Company: Shareholder <20% owned
  Nature / amount of interest in the transaction: Unsecured loan agreement

Material Terms: In February 2021, the Company entered into an unsecured loan agreement with a shareholder for $50,000 with a term of one year. During the first 6 months, this loan will bear an interest rate of 7% until August 2021, after which the interest rate will increase to 8% until maturity in February 2022. The ending balance of this loan was $51,442 as of December 31, 2021. In February 2022, the $50,000 loan from a shareholder was repaid in full. In March 2022, the Company entered into a new loan with the same shareholder for $100,000 with an interest rate of 7% for the first 6 months and 8% for the next 6 months until maturity in March 2023.

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: Refer to the convertible note agreement. The valuation cap was set based on the expected pre-money valuation for the expected Series A raise. The company is targeting a price of about $0.20/share.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  35.0%
  The proceeds will be used for digital and print advertising, advertising in trade magazines and cannabis publications, local radio advertising in select markets, point-of-purchase ("POP") materials for placement in home and garden centers, trade and distributor shows, and market research to identity the most profitable customers, ideal messaging, and advertising outlets to reach the highest value customers.

- *Company Employment*
  45.0%

The proceeds will be used to hire additional Sales Reps to drive sales and increase market presence. The proceeds will also be used to expand the Brand Ambassadors program to increase the Company's presence in home and garden centers through more sales events to provide product education and to drive sell-through.

- *Inventory*
  6.5%
  Product plates and bags to ensure adequate bag supply and to create consistent branding and messaging

- *Public relations*
  5.0%
  Increase brand awareness

- *Working Capital*
  3.0%
  General operational expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.pittmoss.com (pittmoss.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pittmoss

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PittMoss LLC

[See attached]

PittMoss

PittMoss, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
PittMoss, LLC

We have audited the accompanying balance sheets of PittMoss, LLC as of December 31, 2020 and 2021, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of PittMoss, LLC as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 17, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	227,146	271,009
Accounts Receivable, net of Allowance	157,781	157,183
Prepaid Expenses	12,592	18,916
Inventory	207,386	114,843
Total Current Assets	604,906	561,951
Non-current Assets		
Property & Equipment, and Leasehold Improvements, net of Accumulated Depreciation	146,810	195,709
Intangible Assets: Patent, net of Accumulated Amortization	36,055	34,983
Security Deposits	104,646	104,646
Other Assets		
Total Non-Current Assets	287,510	335,338
TOTAL ASSETS	892,416	897,290
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	201,786	103,753
Accrued Expenses	59,899	17,102
Note Payable - Related Party	51,442	-
Other Payable	3,395	-
Other Liabilities	425	-
Total Current Liabilities	316,947	120,855
Long-term Liabilities		
EIDL	153,505	162,358
PPP Loan	-	61,360
Future Equity Obligations (SAFE Notes)	698,080	241,850
Note Payable - Related Party	145,011	-
Total Long-Term Liabilities	996,596	465,568
TOTAL LIABILITIES	1,313,543	586,424
EQUITY		
Members' Capital	5,069,786	4,668,363
Accumulated Deficit	(5,490,913)	(4,357,497)
Total Equity	(421,127)	310,866
TOTAL LIABILITIES AND EQUITY	892,416	897,290

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	934,960	563,821
Cost of Revenue	888,372	445,309
Gross Profit	46,588	118,512
Operating Expenses		
Advertising and Marketing	191,459	216,584
General and Administrative	726,084	626,472
Research and Development	49,119	38,930
Rent and Lease	130,634	107,775
Bad Debt Expense	63,040	27,478
Depreciation	73,869	42,686
Total Operating Expenses	1,234,203	1,059,924
Operating Income (loss)	(1,187,615)	(941,412)
Other Income		
Interest Income	-	-
Other	75,531	45,995
Total Other Income	75,531	45,995
Other Expense		
Interest Expense	21,332	2,358
Other	-	-
Total Other Expense	21,332	2,358
Provision for Income Tax	-	-
Net Income (loss)	(1,133,416)	(897,776)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(1,133,416)	(897,776)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	73,869	42,686
Accounts Payable	98,033	42,985
Accrued Expenses	42,797	(1,468)
Inventory	(92,543)	(27,613)
Accounts Receivable, net of Allowance	(598)	(2,256)
Prepaid Expenses	6,324	(3,261)
Stock-Based Compensation	7,498	21,375
PPP Loan Forgiveness	(61,360)	-
Other	425	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	74,444	72,448
Net Cash provided by (used in) Operating Activities	(1,058,972)	(825,328)
INVESTING ACTIVITIES		
Property & Equipment	(24,969)	(2,581)
Patent	(1,072)	(1,875)
Net Cash provided by (used by) Investing Activities	(26,041)	(4,456)
FINANCING ACTIVITIES		
Capital Contributions	393,926	419,000
Future Equity Obligations (SAFE Notes)	456,230	241,850
Debt Issuance - Related Party	196,453	-
Debt Issuance	3,395	-
EIDL	(8,854)	162,358
PPP Loan	-	61,360
Net Cash provided by (used in) Financing Activities	1,041,151	884,568
Cash at the beginning of period	271,009	216,224
Net Cash increase (decrease) for period	(43,863)	54,785
Cash at end of period	227,146	271,009

	Common Units	Preferred Units			
	# of Units	# of Units	Contributions/(Distributions)	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020	7,590,821	38,413,557	4,227,987	(3,459,720)	768,267
Capital Contributions	-	3,451,673	419,000	-	419,000
Stock-Based Compensation	-	-	21,375	-	21,375
Net Income (Loss)	-	-	-	(897,776)	(897,776)
Ending Balance 12/31/2020	7,590,821	41,865,230	4,668,362	(4,357,496)	310,866
Capital Contributions	-	3,245,110	393,926	-	393,926
Stock-Based Compensation	-	-	7,498	-	7,498
Net Income (Loss)	-	-	-	(1,133,416)	(1,133,416)
Prior Period Adjustment	-	-	-	-	-
Ending Balance 12/31/2021	7,590,821	45,110,340	5,069,785	(5,490,912)	(421,127)

PittMoss, LLC
Notes to the Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PittMoss, LLC ("the Company") was incorporated in the State of Delaware on January 6th, 2015. The Company makes and sells next generation growing media made from recycled paper and a proprietary mix of organic additives. The Company's headquarters are in Ambridge, Pennsylvania.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its potting soil products. Payments are generally collected net thirty, and revenue is recognized upon delivery, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Property & Equipment	5 - 10	421,172	294,838	-	126,334
Leasehold Improvements	40	61,720	41,245	-	20,475
Grand Total	-	482,892	336,082	-	146,810

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2020 and 2021, the Company's allowance for doubtful accounts was $29,244 and $76,826, respectively.

Inventory

The Company's inventory consists of raw materials, packaging, and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory Type	2021	2020
Raw Materials	58,223	27,819
Packaging	93,500	41,810
Finished Goods	55,663	45,214
Grand Total	207,386	114,843

Intangible Assets

The Company's intangible asset consists of a patent and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 20 years. Because this patent has not been placed into service yet, no amortization has been recoded as of the date of these financials. The ending balance of this asset was $34,983 and $36,055 as of December 31, 2020 and 2021, respectively.

Other Income

In 2020, the Company sold a future tax credit in the amount of $45,995. In 2021, the Company's PPP loan of $61,630 was forgiven in full, and the Company recognized its $10,000 EIDL grant as other income in 2021 as well (please see "Debt" note for further information).

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2020, the Company authorized an Equity Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 3,870,620 Common Units were allocated towards this Plan to be granted in the form of Shares and Share Options ("the Awards"). Option awards are granted with an exercise price not less than 100% of the fair market value on the date of grant, unless specifically determined otherwise by the Board at the time of the grant. Those option awards generally vest based on two to four years of continuous service and have 10-year contractual terms. As of December 31, 2020, 505,000 shares have been issued under this Plan with 356,250 of those shares having already vested. The Company has recorded stock-based compensation in the amounts of $21,375 and $7,498 as of December 31, 2020 and 2021, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, December 31, 2019	-	$ -
Granted	505,000	$ 0.090
Exercised	-	$ 0.090
Expired/cancelled	-	$ 0.090
Total options outstanding, December 31, 2020	505,000	$ 0.090
Granted	1,785,000	$ 0.090
Exercised	-	$ 0.090
Expired/cancelled	(185,000)	$ 0.090
Total options outstanding, December 31, 2021	2,105,000	$ 0.090
Options exercisable, December 31, 2021	478,750	$ 0.090

	Nonvested Options	Weighted Average Fair Value ($)
Nonvested options, December 31, 2019	-	-
Granted	505,000	30,300
Vested	(356,250)	(21,375)
Forfeited	-	-
Nonvested options, December 31, 2020	148,750	8,925
Granted	1,785,000	124,950
Vested	(126,250)	(7,575)
Forfeited	(185,000)	(12,125)
Nonvested options, December 31, 2021	1,622,500	113,575

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Pennsylvania.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In February 2021, the Company entered into an unsecured loan agreement with a shareholder for $200,000 with a term of one year. During the first 6 months, this loan will bear an interest rate of 7% until August 2021, after which the interest rate will increase to 8% until maturity in February 2022. In August 2021, this loan agreement was amended to extend its maturity to August 2027 with an interest rate of 7.50%. In October 2021, this loan agreement was amended a second time to change its principal amount to $150,000 and extend its maturity to October 2027 bearing the same interest rate as before. Furthermore, $50,000 of the original principal balance was converted into 411,894 shares of Preferred Units. The ending balance of this loan was $145,011 as of December 31, 2021.

In February 2021, the Company entered into an unsecured loan agreement with a shareholder for $50,000 with a term of one year. During the first 6 months, this loan will bear an interest rate of 7% until August 2021, after which the interest rate will increase to 8% until maturity in February 2022. The ending balance of this loan was $51,442 as of December 31, 2021 (please see "Subsequent Events" notes for further information).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $61,360 with an interest rate of 1% and maturity in April 2022. This loan was not secured and was forgiven in full in April 2021 (please see "Other Income" note for further information).

In June 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 with an interest rate of 3.75% and maturity in 30 years. A total of $10,000 of the EIDL balance consisted of an advance received from

the Small Business Association (SBA). This loan is secured by all tangible and intangible personal property and had an ending balance of $162,358 and $153,505 as of December 31, 2020 and 2021, respectively.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties through a crowdfunding portal. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the Standard Preferred Stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the Company immediately prior to an equity financing event. Total capitalization of the Company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. Each agreement is subject to a valuation cap of $7M - $7.5M.

Please see "Related Party Transactions" regarding two loan agreements with shareholders.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	75,751
2023	25,482
2024	27,573
2025	29,584
2026	31,746
Thereafter	163,216

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has issued 7,590,821 Common Units as of December 31, 2020 and 2021. Each holder of Common Units is entitled to one vote per unit.
The Company has issued 41,865,230 and 45,110,340 Preferred Units as of December 31, 2020 and 2021, respectively. Preferred Units accrue distributions of $0.005 per year, per unit, but are only payable when and if declared by the Company's management. The Company is under no obligation to pay such accruing distributions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 17, 2022, the date these financial statements were available to be issued.

In February 2022, the $50,000 loan from a shareholder was repaid in full (please see "Related Party" note for further information). In March 2022, the Company entered into a new loan with the same shareholder for $100,000 with an interest rate of 7% and maturity in September 2022.

In the first 6 months of 2022, the Company issued an additional 7,271,790 shares of Series Seed Preferred Units in exchange for $882,726.

Throughout 2022, the Company raised $195,000 through convertible promissory notes bearing simple interest rates of 5% and maturities in 2025. These notes shall automatically convert into the same series and class of shares upon the closing of an equity financing event at a rate obtained by dividing (a) the note's purchase price by (b) the lesser of (i) the lowest price per unit issued in the equity financing event at a 15% discount, or (ii) the quotient obtained by dividing a valuation cap of $15M by the number of units issued and outstanding on a fully-diluted basis.

In September 2022, the Company entered into two unsecured loan agreements for a total of $50,000 with terms of one year. One of these loans is from a current Board Member. During the first 6 months, these loans will bear an interest rate of 7% until March 2023, after which the interest rate will increase to 8% until maturity in September 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities during the periods under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear

currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN PITTMOSS TODAY!

Upcycled, Peat-Free Potting Mixes

The current soil economy is ripe for disruption, as demand for a viable alternative to peat is an industry concern. Enter PittMoss. After more than a decade of research and scientific ...

Show more


PittMoss
Disrupting the Soil Industry
#1 SOIL

$0 Raised

REASONS TO INVEST

PittMoss presents an opportunity to disrupt a $6B global market with a high-performing, cost-effective product. On the heels of another year of peat shortages, rising costs, and pressures to ban the use of peat, PittMoss can deliver hyper-local production at scale, reduce costs to growers, and bring sustainable soil manufacturing to the US. Additionally, since 2017, PittMoss has prevented the emissions of over 7,400 metric tons of CO2 and 1,002.09 kg of N2O. Our vision is for every soil manufacturer to replace peat moss with PittMoss technology in the future.*

PittMoss is nationally recognized as the Best Overall Potting Soil by Better Homes and Gardens and has a proven track record of commercial sales. After more than a decade of research & development and backing from high profile investors & industry innovators, PittMoss is ready to scale up manufacturing to serve multiple verticals - including enterprise soil blenders, commercial nurseries, wholesale and retail customers.

Demand for PittMoss is more than what our current facility can produce. Your investment will help us scale production to meet the needs of our customers and get PittMoss in the hands of more growers across the globe. Since initially being pitched on Shark Tank in 2014, and receiving an investment from Mark Cuban, the company is now opening up additional opportunities to help fund their growth and meet forecasted demand.

*Market information provided by Markets and Markets (source)

*Industry information provided by the U.S. Geological Survey, Greenhouse Grower, and the Guardian (source, source, source)

Invest Now
5.0% Interest Rate

PREVIOUSLY CROWDFUNDED $722,015.01	
RAISED $0	INVESTORS 0
MIN INVEST $200	VALUATION CAP $15M

A Smart Garden Solution Created from Sustainable Materials

Started with a mission to provide a clean and sustainable horticultural solution, PittMoss manufactures **soilless, peat-free, garden products made from organic, upcycled materials, like paper and cardboard**.


Peat-free soils made from upcycled paper and cardboard
ENVIRONMENT
No CO_2 Emissions
PERFORMANCE
Larger plants with less fertilizer and water
SUSTAINABLE
Landfill Reduction

Our **proprietary approach** creates an optimized physical, biological, and chemical environment for botanicals, resulting in robust root development, beautiful blooms, and overall healthy growth. Clean, recycled paper fibers used in our mixes are specifically engineered to ensure that **more air, water, and nutrients are delivered directly to plants**, so that fewer applied resources are needed and utilized most efficiently.


Super Clean Soil
Certified Pesticide-FREE
Heavy Metal-FREE
FREE of weed seeds and other pathogens
MiracleGro
PittMoss
10 to 50% Greater Yield

THE PROBLEM & OUR SOLUTION

A Sustainable Solution to the Soil Crisis

Although **peat moss and peat-based soil mixes** are a popular staple supply for most landscaping and gardening projects, it is our observation that the market for these products **poses multiple sustainability challenges**. From an environmental standpoint, peatlands are considered massive carbon sinks and preventing their degradation has been identified by the UN as **a top ten initiative for reducing CO2 emissions**. Additionally, peat requires other additives to balance pH, create aeration, and facilitate water retention. It is **costly to produce** and **climate-related harvesting issues are creating supply shortages and increasing costs on a global scale**.


The Market Factors are Trending Towards PittMoss
Peat Shortages
Increasing Transportation Costs
Need to Conserve Water
PittMoss
Reduced CO_2/N_2O Emissions
Increasing Soil Demand


Current Peat Soil Mixes Represent Multiple Sustainability Challenges
Peat Mining Emits CO_2 and NO_2
34% Cellulous Fiber
Water and Fertilizer Waste

(source)

Understanding this, PittMoss has devoted decades of research to developing a viable alternative and our products are **poised to capitalize on the industry's emerging market conditions**. We've seen firsthand from our customers that PittMoss has many advantages over any peat-based soil on the market today, in terms of performance as well as its ability to introduce a circular economy to the horticulture industry. Our potting mixes are created from completely recycled paper fibers, which are easily transformed into **a sustainable soil amendment that supports high-yield plant growth using less water and fertilizer**.

Business Model

Make PittMoss For:

$1.20 per cubic foot at scale

Sell PittMoss For:

COMMERCIAL	WHOLESALE	RETAIL
$2.50 per cubic foot at scale	$5.00 per cubic foot at scale	$10.00 per cubic foot at scale
Current Volume:		
61%	29%	10%

Revenue Streams


PittMoss
COMMERCIAL


WHOLESALE


RETAIL


PittMoss Inside
Nearly Every Packaged Soil Can Include PittMoss
Classic RAISED BED MIX
DYNA MIX
Sewickley Creek Greenhouse
PittMoss

Competition: Bulk Substrate Bases (US)

Attribute	Peat	Coco Coir	Pine Bark	Wood Fiber	PittMoss
Impurities	Low	Variable	Low	Very Low	Very Low
Porosity	Moderate	Variable	High	Very High	High
Water Absorption	Moderate: Wetting Agent	Moderate to High	Low to Moderate	Low	High
Water Retention	Moderate to High	High	Low	Very Low	High
Consistency	Medium	Medium	Medium	High	High
Sustainability	Low	Regional	High	High	Very High
Availability	Variable	Variable	Variable	Variable	Very High
Cost to Grower	Medium	Medium to High	Medium to High	Medium to High	Low to Medium
Nutrient Retention	Low	Medium	Low	Low	Very High

Peat shortages in the US are driving growers to seek alternatives


Our Environmental Impact To Date:
Since 2014, PittMoss products prevented the emissions of
7,433.63
Metric Tons of CO_2
Since 2017, PittMoss products prevented the emissions of
1,002.09
kilograms of N_20

THE MARKET & OUR TRACTION

Demand for PittMoss is Currently Beyond Production Capacity

Early on, PittMoss' potential was recognized by high-profile and angel investors alike. In 2015, our pitch was **featured on Shark Tank** and was well-received by three of the show's star entrepreneurs, including **Mark Cuban, who invested in the company**.


$6B
International Sales Market
$3.6B
North American Sales Market

(source)

Leveraging this initial support, the PittMoss team is proud to report that we have quickly been able to establish our brand as **a legitimate alternative to meet the growing demand for peat alternatives**, addressing inconsistent supply and environmental concerns.

The **retail market for soil products** is worth **approximately $20B**, much of which relies on imported peat moss which must be additionally processed to become usable soil mix. When examining the current market conditions, we firmly believe this is a great time for PittMoss' alternate solution to traditional peat soil mixes.


Problem: A Broken Soil Industry
• Supply Shortages
• Increased Prices
• High Transportation Costs
Environmental Consequences:
• CO2 and NO2 Emissions
• Stripping and Degrading of Wetlands
• Loss of the Planet's #1 Natural Carbon Sequester
Poor Performance & Fails to Retain Water and Nutrients

(source, source, source, source)


Solution: PittMoss
• Regional Supplier
• Less Expensive*
• Low Transportation Costs
Eliminates Environmental Impact:
• Preserves Wetlands
• Recycles Tons of Paper and Cardbard Headed for the Landfill
• Significantly Reduces
• Transportation
Better Performance and Needs Significantly Less Water and Fertilizer

*cost at scale

Since introducing the company's concept, PittMoss products have been successfully integrated by nurseries, greenhouses, and commercial growers, and are now being embraced by thousands of individual consumers and **over 300 businesses worldwide**.

In recent years, the company has experienced **sales increases of 40-50% annually**, **with over $3 million in total revenue to date**. With this, PittMoss has also seen demand outgrow our current production capabilities. As we continue to develop even more products and scale operations, we anticipate that cost of goods as a percentage of revenue will continue to decrease and **gross margins will approach 50%**.


SHARK TANK
As seen on Shark Tank in 2015, where Pittmoss received an investment from Mark Cuban
40-50% annual sales increase
Embraced by thousands of individual customers & more than 300 businesses

WHY INVEST

Great for the Environment, Great for Growers

PittMoss was founded on the premise that peat moss products are not sustainable for the industry, individual businesses, or the environment. With price and supply instability, **the time is ripe for PittMoss to disrupt the industry**. Through our commitment to developing more sustainable products, we have successfully demonstrated a better alternative and now intend to scale our production capacity with a hyper-local model that meets the needs of growers worldwide.

With your support, we envision capturing even more market opportunities and extending our resources to enter other adjacent industries. Your investment today will help bridge PittMoss to our planned Series A round, where we will look to raise the capital needed to build seven facilities nationwide and self-fund after that.

Do not miss out on this limited opportunity to be part of this expansion. Help us continue cultivating our success by investing in PittMoss today.


Help us expand and meet the needs of growers worldwide

ABOUT

HEADQUARTERS
2603 Duss Avenue
Ambridge, PA 15003

WEBSITE
View Site

The current soil economy is ripe for disruption, as demand for a viable alternative to peat is an industry concern. Enter PittMoss. After more than a decade of research and scientific testing, PittMoss has developed one of the only upcycled alternatives to peat, using recycled paper waste. In addition to creating a peat substitute for the industry, PittMoss has created a full line of high-performing and sustainable potting mixes for stronger plants and a healthier planet.

TEAM

Brian P. Scott
President, CEO

Brian Scott is a seasoned business executive and angel investor, having built and grown several other multi-unit business .Mr. Scott earned his BA in History from the Pennsylvania State University and MS in Software Engineering from Gannon University.

At RentWay Inc, where Mr. Scott served as CIO and Director of M&A, he helped take the company public on the NASDAQ exchange and later moved to the NYSE. He helped grow the company from 13 locations generating $7M in annual sales to 1,200+ locations and almost $700M in annual sales before exiting the company to start his own multi-unit RTO and short-term lending business. While at RentWay, Mr. Scott built an IT team of 75 people, built and led acquisition audit and transition teams, and was intimately involved with strategic decision making among every function within the company. RentWay was recognized by Forbes Magazine as one of the “100 Fastest Growing Companies in America” on four different occasions in a seven-year period and Mr. Scott constructed many of the project plans and built many of the teams that drove that growth.

Throughout his career Mr. Scott led a total of seven company startups or turnarounds including both for-profit and non-profit enterprises. He notably turned around the Flagship Niagara League (non-profit supporting the Commonwealth of Pennsylvania’s Flagship) and started the Tall Ships Erie festival, which continues to be the largest fundraising event in Northwest Pennsylvania.

As a thirteen-year Angel Investor, Mr. Scott has screened more than 5,000 companies, and conducted due diligence or led due diligence teams on dozens of startups. He has invested in more than 40 startups during his angel investing tenure and believes that PittMoss has the best opportunity for disruption than any of the other companies he has screened.

Dr. Charles Bethke
Director of Research Development

Dr.Bethke has had an interest in soils since conducting his first soil research in his father’s Greenhouse in western Michigan. With this interest, Dr. Bethke attended Michigan State University served as a student teaching assistant while receiving his bachelor's degree in soil science. He went on to the University of Missouri and received a master's degree focusing on soil fertility and nutrient buffering. Dr. Bethke returned to the family farm that focused on Greenhouse production and vegetable farming. During that time, he conducted a radio show on gardening. After about five years he attended Michigan State University and obtained a doctorate in plant physiology, as well as coordinated the research Greenhouse facility with over 70 researchers. Dr. Bethke then became technical director for Michigan Peat Company, the largest peat company in the United States and he served as research granting coordinator for the Bedding Plant Foundation. After 13 years, Dr. Bethke became a consultant serving Companies and Growers in the greenhouse and growing substrates industry. In 2014, he began working with PittMoss LLC as the technical director working on formulation of growing substrates. The work was performed with a focus on environmental stewardship, recycling products and sustainable materials. Currently his focus is highly dedicated to regenerative agriculture and wise use of resources. He won’t admit it himself, but Dr.Bethke is highly regarded as one of the top 5 soil scientists in his field.

Ashley Mariani
Director of Business Development

With over 10 years of startup management experience, Ashley Mariani is passionate about her role in growing PittMoss. While receiving her MBA and MA in Mass Communications and Journalism, Ashley began her career at the Mayor's Office for the City of Pittsburgh and then joined a fast-growing SaaS-based software startup, Industry Weapon (acquired by Spectrio). While overseeing their marketing department, Ashley was introduced to PittMoss in 2016 and joined to help launch e-commerce and marketing functions. The role quickly grew, and Ashley is involved in many aspects of the business - supervising marketing, assisting with sales strategy and reporting, process improvement and development to software implementation, employee onboarding, factory tours, community engagement, garden club presentations and more. As the Director of Business Development, Ashley takes her broad experience and leadership skills wherever she is needed to help grow the business.

Mark Goldman
Director of Product Development & Technical Sales

Mark Goldman has spent his life in the horticulture industry and brings 40+ years of industry experience to PittMoss. Spending 20+ years at Brighton By-Products, a regional horticultural supply company in various marketing and sales capacities, Mr. Goldman's role grew to becoming Vice President and oversaw the sale of the company during a period of industry acquisition. Mr. Goldman then became VP at Therm-O-Rock where he led and restructured a manufacturing product line producing peat mixes using innovative materials such as rock wool. After being introduced to PittMoss, Mr. Goldman joined the team in 2014 and has led our sales efforts, utilizing his extensive industry experience and network to establish PittMoss as a legitimate alternative to commercial peat use. After all this time, you will still find Mr. Goldman making his way across the country enthusiastically pitching PittMoss to every greenhouse or farm and making sure every potential customer who passes our trade show booth knows about our products. In addition to PittMoss, Mr. Goldman also serves as a strategic advisor to Aquarius Power Co.

Amber Miles
Contract CFO & General Counsel

Amber has 20+ years of experience leading the finance departments for companies of all sizes and across various industries. She has an MBA, is a PA attorney and is passionate about helping companies grow and prosper. She began her own firm, Finacctic to help entrepreneurs and business leaders achieve their dreams by providing value-add accounting and finance services critical to managing, analyzing, and growing a business. Amber has been with PittMoss for over six years, as our contract CFO and General Counsel.

Robert Rosile
Director of Wholesale

Rob was an early team member at PittMoss, growing out of e-commerce and into a sales role to support our wholesale and commercial efforts. Today, Rob has over 5 years of industry sales experience, quickly proving himself as a go-to rep for many of our high-valued accounts. Rob's knowledge of PittMoss and the unique nature of the industry has provided Rob with an incredible breadth of experience that he brings to our growing sales channels. Rob's role has also grown to oversee the development of our new sales interns, mentoring them through their first year on-the-ground. Rob earned his MBA after completing his B.S in Information Management Systems and has previous experience as an SEO coordinator for Dicks Sporting Goods.

Donna J. Pavlis
Manager, Marketing and Advertising

Donna Pavlis has 39+ years of experience in design and marketing and an MA in Communications. She is owner/chief marketing strategist for SG&D Communications and Side Porch Creative. With her own agency, Donna worked with clients, including the Buncher Company, ALOCOSAN, Allegheny County and Keystone Manufacturing. Donna joined PittMoss close to four years ago in a part-time capacity to help oversee important marketing functions, such as point-of-purchase design, budgeting, trade-show management, PR requests, social media and brand management. Donna also sits on the board of the Sewickley Music Club and Sewickley Cemetery Foundation.

Rachel Szelc
Operations Manager

Rachel Szelc started as an intern while completing her B.A. in Accounting, with minors in Supply Chain and Project Management. She quickly proved PittMoss needed her full-time and came on board after graduation. Rachel has spent the past 4 years managing the day-to-day operations between sales and production. As the Operations Manager, Rachel helps coordinate orders, assists with AP/AR/payroll and general bookkeeping, as well as maintaining sales and shipment reports. Rachel also assists the production team with inventory management, purchase orders, costing and controls. To top that off, Rachel also works closely with QA, R&D, and in-house testing. Rachel organizational skills keep operations in order and her deep knowledge of the operational functions at PittMoss HQ is invaluable.



Richard Powell
VP of Production

The most recent member to join the team, Rich brings over 30 years of experience in process improvement spanning several industries, beginning as a lean application specialist for WESCO distribution to Plant Manager for PH Tech Organization. Rich earned his B.S. in Industrial Management along with his M.B.A and holds a Lean Six Sigma Black Belt Certification. Rich will oversee the growth of PittMoss' production capabilities and bring his strong track record of organizational management to build out our ever-growing production teams.



Mary Deemer
Research and Grant Coordinator

With a degree in Wildlife & Fisheries Sciences, an M.S. Sustainable Systems Sciences and a former PSCE Master Gardener project coordinator, Mary brings an incredible amount of technical knowledge and lived experience to PittMoss. From her work in research and sustainability at both Slippery Rock University and California University of PA, Mary arrived at PittMoss in 2019, where she coordinates our QA and R&D at our facility in Ambridge and applies for and facilitates work for our grants. Mary's technical experience, on top of living on a homestead with chickens and horses, provides PittMoss with meaningful real-world know-how, along with ample testing resources and application research.

TERMS

Pittmoss

Overview

INTEREST RATE
5.0%

VALUATION CAP
$15M

MATURITY DATE
Jun 26, 2025

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$200

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
15.0%

TYPE OF EQUITY
Preferred Units

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Memorandum

Financials

Risks

Company	:	**PittMoss LLC**
Corporate Address	:	**2603 Duss Avenue, Ambridge, PA 15003**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$200.00**

Terms

Offering Type	:	**Convertible Promissory Notes**
Type of Equity Converted Into	:	**Preferred Units**
Conversion Trigger	:	**$1,000,000.00**
Maturity Date	:	**June 26, 2025**
Valuation Cap	:	**$15,000,000.00**
Discount Rate	:	**15.0%**
Annual Interest Rate	:	**5.0%**

What is a Convertible Note?

A convertible note offers you the right to receive Preferred Units in PittMoss LLC. The amount of Preferred Units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 15.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Preferred Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Investment Incentives & Bonuses*

Loyalty Bonus

5% for past Republic investors (5.25% all in rate)

Time Based
5% for investing in first 2 weeks (5.25% all in rate)

Amount Based
$500+
Invest $500 and receive $25 off PittMoss.com with Free Shipping!**

$1,000+
Invest $1000 and receive $50 off PittMoss.com with Free Shipping!**
$2,500+
Invest $2500 and receive $100 off PittMoss.com with Free Shipping** + PittMoss Gear***
$5,000+
Invest $5000 and receive $100 off PittMoss.com with Free Shipping** + PittMoss Gear*** & Invite to CEO Round Table****
$10,000+
Invest $10,000 and receive $100 off PittMoss.com with Free Shipping** + PittMoss Gear*** & a Free Tour Package to PittMoss HQ.*****

**After the investment period ends, investors will be sent out a code to receive a discount to use at www.pittmoss.com

***Gear Includes PittMoss T-Shirt, Water Bottle and Pen

****You also will receive an invite to join PittMoss CEO, Brian Scott, on a personal zoom call.

*****Investors will also be provided a Tour Package of PittMoss HQ. *Tour package includes round-trip air fare, 1-night stay in downtown Pittsburgh + meals and entertainment. Air Fare covered only for domestic flights*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PittMoss LLC will offer a 10% additional bonus for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

PRESS

THE 13 BEST POTTING SOILS FOR INDOOR AND OUTDOOR PLANTS Our favorite potting soil is the PittMoss Plentiful Organic Potting Mix because it's a peat-free, all-purpose blend potting mix.

To narrow down the list, we researched the best potting soils, taking into account the considerations above along with consumer ratings. We also talked with Evan Davis Santi, a horticulturalist with Urban Plantscapes LLC, and Charlie Nardozzi, a Regional Emmy Award-winning garden author, radio, and

View Article

Getting to Know PittMoss, a Peat-free Growing Medium Alternative, with Dr. Charles Bethke

PittMoss has emerged as an alternative to peat moss as a growing medium and potting mix — and that's great news for gardeners who wish to break their peat habit in favor of a sustainable product.

View Article

Garden Center Magazine

1. What misconceptions about soil health would you like to clear up? Soil health is not simply dependent on the fertilizers added or the nutrients present. It is a combination of the physical, chemical and biological environments.

View Article

Inc.com

Why Mark Cuban (and Two Other Sharks) Bet $600,000 on PittMoss

View Article

Better Homes and Gardens

The 13 Best Potting Soils

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Brian Scott, CEO, Pittmoss:

I'm Brian Scott CEO at Pittmoss. Every year gardeners and growers go through tons of bags of environmentally harmful peat-based soil.

At Pittmoss, we aim to solve this by taking paper waste from local landfills and transform it into high-performing soils.

Our goal would be to have a facility in every major metro area in the US because every major metro area has a problem with waste. They're taking a ton of paper right now to the landfill; we want to prevent that. We want to turn it into upcycle of soils that people can grow in throughout that particular region.

Andy Amrhein, Owner, True Value Hardware:

There is nothing, I mean nothing, on the market like Pittmoss itself. It is a very unique, one-of-a-kind, that is made solely out of those newspapers and cardboard that you're sending to the landfill. We might as well send it to Pittmoss and let them make this amazing product.

Over all the years that I've been in this industry itself I've seen products come, I've seen products go, new products on the market, that don't survive and so forth. Pittmoss, itself, Pittmoss is going to be here forever.

Ashley Mariani, Director of Business Development:

For a generation, we've been the only improvements to peat base oils have been different amendments to fix it. With Pittmoss, we have the opportunity to just engineer soil from a raw substance and make it do amazing things: have the aeration, have the right pH, and have the right water absorption courses.

We're starting with a hydrophilic substance, so we're just naturally starting and creating from the get-go, a better product.

Gary Borrow, Farm Manager, Brenckle's Farm:

We've noticed less waterings. We have to retrain ourselves on how much we water our plants, but the performance has been, you know, hands down almost 50% more plant growth.

So this is our Pittmoss-grown geranium, and this is our regular soil-grown geranium.

Brian Scott, CEO, Pitmoss:

When we dig peat out of the ground, it's a precursor to basically vegetation that turns into coal over time. As soon as we drain that bog and expose that thousand-year-old peat to air and light it starts to oxidize the peat. What that means is it starts to automatically just vaporize carbon dioxide and nitrous oxide and a one cubic foot bag of peat moss is like burning 11 pounds of

coal.

Most people don't recognize that. It's really really bad for the environment and by us having this recycled material we help reduce all of that carbon emissions that happens with peat mining.

Gary Borrow, Farm Manager, Brenckle's Farm:

So the difference between using Pittmoss as an amendment or just as itself versus a regular soil for the plant growth - when you look at the root ball or the root structure, there's a lot more root structure to the root ball which allows the plant to bring up more nutrients and take what it needs from the soil.

Ashley Mariani, Director of Business Development:

I hang out at a lot of garden centers and talk to a lot of gardeners, and no one feels good about their gardening skills.

We have an opportunity with Pittmoss to make everyone fall in love with growing and gardening again.

Andy Amrhein, Owner, True Value Hardware:

My customers have fallen in love with Pitmoss, and now that they are becoming more familiar with it, now that the name recognition is there, it's not even a question of having to sell them the product anymore - they come in and ask for it by name.

The customers are telling me how much quicker it's growing how much better it's growing, how much stronger it's growing - the plants are just thriving.

It's Mother Nature loves you, and Pittmoss loves you too.

Thank you so much for taking some time to learn about Pittmoss today. We really hope that you grab a bag of Pittmoss for your garden that will help us grow not only more plants, but also help further protect our wetlands and our natural resources.

So Pittmoss is a great opportunity for you to join that mission and help us grow a beautiful planet.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THE MEMBERSHIP INTERESTS IN PITTMOSS LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS SUCH INTERESTS ARE FIRST REGISTERED PURSUANT TO ALL SUCH APPLICABLE LAWS OR UNLESS COUNSEL SATISFACTORY TO THE COMPANY SHALL HAVE RENDERED A SATISFACTORY OPINION THAT SUCH REGISTRATION IS NOT REQUIRED. THE SALE, ASSIGNMENT, TRANSFER OR OTHER DISPOSITION OF SUCH INTERESTS IS ALSO RESTRICTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT, AS AMENDED.

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
PITTMOSS LLC

(a Delaware limited liability company)

Dated as of December 3, 2017

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
PITTMOSS LLC

TABLE OF CONTENTS

Page

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
PITTMOSS LLC

This Amended and Restated Limited Liability Company Agreement (this "***Agreement***") of PittMoss LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of December 3, 2017 (the "***Effective Date***"), is by and among those persons and entities identified as the Members on Exhibit A, attached hereto (as amended from time to time).

PRELIMINARY STATEMENTS

A. The Company was formed pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq. (as the same may be amended from time to time, the "***Act***"), by filing the Certificate with the Secretary of State of the State of Delaware.

B. The Company previously adopted that certain Limited Liability Company Agreement dated as of January 6, 2015 by and between the Company and PittMoss Development Company, LLC, a Pennsylvania limited liability company ("***PA Company***"), as its sole member.

C. Pursuant to that certain Agreement and Plan of Merger ("***Plan of Merger***"), the PA Company merged with and into the Company on January 9, 2015 (the "***Merger***").

D. Immediately prior to the Effective Time of the Merger, the Company adopted this Agreement as its Operating Agreement.

E. Pursuant to the Plan of Merger, this Agreement became the limited liability company agreement of the Company.

F. The Members agree that the membership in, and management of, the Company shall be governed by the terms set forth in this Agreement.

AGREEMENT

In consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree to the following terms:

ARTICLE I
DEFINITIONS

1.1 Definitions. Capitalized terms used herein shall have the meaning given to such terms in Exhibit 1.1.

1.2 Construction.

(a) The words "hereof," "herein," "hereunder," and words of similar import, when used in this Agreement, will refer to this Agreement as a whole and not any particular provision of this Agreement.

(b) The terms defined in the singular will have a comparable meaning when used in the plural, and vice versa.

(c) The terms defined in the neuter or masculine gender will include the feminine, neuter and masculine genders, unless the context clearly indicates otherwise.

(d) Unless otherwise noted herein or the context otherwise requires, all references to articles and sections refer to Articles and Sections of this Agreement, and all references to exhibits are to exhibits attached hereto, each of which is made a part hereof for all purposes.

ARTICLE II
ORGANIZATION AND PURPOSE

2.1 Formation; Continuation. The Certificate of Formation of the Company (the "***Certificate***") was executed, delivered and filed with the Delaware Secretary of State on January 6, 2015, which Certificate is hereby ratified and approved. Upon the filing of the Certificate, Mont A. Handley's powers as an "authorized person" of the Company ceased. The Manager, or an officer or Person designated by the Manager, is hereupon the designated "authorized person" of the Company and will continue as the designated "authorized person" of the Company within the meaning of the Act. Such Person will execute, deliver, and file any other certificates (and any amendments or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

2.2 Name. The name of the Company is "PittMoss LLC", and all Company business must be conducted in that name or such other names that comply with applicable law as the Manager may select from time to time.

2.3 Registered Office; Registered Agent; Principal Office in the United States. The address of the registered office of the Company in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Corporation Services Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The principal office of the Company shall be located at any other place the Manager selects.

2.4 Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act, and engaging in any and all activities necessary or incidental to the foregoing, as determined by the Manager in its sole discretion.

2.5 **Term**. The term of the Company commenced on the date the Certificate was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

2.6 **Powers**. The Company shall have all powers and rights of a limited liability company organized under the Act, to the extent such powers and rights are not proscribed by the Certificate.

2.7 **Foreign Qualification**. Prior to the Company's conducting business in any jurisdiction other than the State of Delaware, to the extent required by law, the Manager will cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Manager, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

ARTICLE III
MEMBERS; VOTING POWERS; MEETINGS

3.1 **In General**. The Members shall not be entitled to participate in the day-to-day affairs and management of the Company, but instead, the Members' right to vote on or otherwise participate in matters relating to the Company shall be limited to those matters specifically delegated to the Members by the Manager or the express terms of the Act or the Certificate. Unless otherwise prohibited by the Act or the Certificate, with respect to any matter being voted on by the Members, the consent of a Majority-In-Interest of the Members shall be the act of the Members.

3.2 **Action by Members**. In exercising their rights as provided in this Agreement, the Members may act through resolutions adopted at meetings or by the written consent of a Majority-In-Interest of the Members.

3.3 **Members' Meeting; Notice and Waiver**. At any time and from time to time, the Manager may call a meeting of the Members; provided that, the Manager shall be under no obligation to call a Meeting of the Members. Written notice stating the place, day and hour of any meeting of the Members and the purpose or purposes for which the meeting is called shall be delivered to each Member (either personally by hand or via regular mail, unless the Act requires different notice) not less than ten (10) days or more than sixty (60) days before the date of any such meeting. When any notice of a meeting of the Members is required to be given, a waiver thereof in writing, signed by a Member entitled to such notice, whether given before, at, or after the time of the meeting as stated in such notice, shall be equivalent to the proper giving of such notice.

3.4 **Conduct of Meetings**. The chairman of any meeting of the Members shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting and the conduct of discussion, and shall appoint a secretary of such meeting to take minutes thereof.

3.5 **Participation by Telephone or Similar Communications**. Members may participate and hold a meeting by means of conference telephone or similar communications

equipment by means of which all Members participating can hear and be heard, and such participation shall constitute attendance and presence in person at such meeting.

3.6 **Member's Quorum**. A Majority-In-Interest of the Members (present, in person or represented by proxy) shall constitute a quorum at all meetings of the Members. Prompt notice of the taking of any action at a meeting at which less than all of the Units entitled to vote were present shall be given to those Members entitled to vote on the matter who were not present.

ARTICLE IV
CAPITAL; CAPITAL CONTRIBUTIONS

4.1 **Capital Contributions; Membership Interests**. The Members have made a Capital Contribution to the Company in the amount set forth in the books and records of the Company. A Member's ownership interest in the Company shall be represented by the Units held by such Member. Such Units are subject to adjustment pursuant to the terms of this Agreement, and each Member hereby agrees that its Units shall, for all purposes, be personal property. A Member has no ownership interest in specific Company property. Founder hereby contributes and hereby causes (or covenants to cause) any affiliate controlled by him to contribute on his behalf to the Company all of the Assets used or held for use in connection with the business of creating, developing, manufacturing and marketing replacement gardening and other materials, and for further sake of clarity, specifically including but not limited to, the PittMoss® product (the "***Business***"). The "***Assets***" include: (a) all tangible and personal property, including servers, computer equipment, media and other hardware of Founder, or any affiliate of his used in the operation of the Business; (b) all tangible and intangible technology related to the Business, including all know-how, software (in both source and object code), application programming interfaces, algorithms, databases, data collections, protocols, data structures, applications, command structures, development tools, inventions (whether patentable or not), files, records, customer lists, documentation, works, data, Internet addresses, uniform resource locators, sites (and all content contained therein), and any other technology; (c) all intellectual property and embodiments thereof related to the Business, including all patents, patent applications, utility, models, industrial designs, copyrights, copyrightable subject matter; database rights; mask works rights; trade secrets and other confidential business information, product names, trademarks, trade names, logos, slogans, domain names and service marks together with all goodwill related to the foregoing and any other intellectual property right recognized or protectable by any jurisdiction in the world and all registrations and applications for any of the foregoing; (d) all prepaid expenses and deposits of Founder, or any affiliate of his related to the Business; and (e) all rights to income of Founder, or any affiliate of his related to the Business. Except as set forth on Schedule 4.1, the Assets are hereby directly contributed, conveyed, transferred, assigned and delivered to the Company, free and clear of all liens, encumbrances, claims, charges, options, security interests, pledges, rights of first refusal, or other title retention agreement or other restrictions of any kind whatsoever. For federal tax purposes, and for purposes of maintaining the Members' Capital Accounts, the fair market value of the Assets together with the value of the other assets of the Company as of the date of contribution to the Company shall be $1,115,000. Founder hereby covenants to take any and all further actions necessary or appropriate to effect the contribution described herein. The Units and initial Capital Account of each Member are listed in Exhibit A, which is made part of this Agreement.

4.2 **Units**. The statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company is attached hereto as Exhibit 4.2.

4.3 **Additional Offerings of Units**. The Manager shall have the authority to issue additional Units in the form of New Equity Securities upon such terms and conditions (including, without limitation, voting rights and provisions for repayment of Capital Contributions) as are determined by the Manager in its sole discretion, subject to any contractual obligations the Company may have regarding consent to do so, including but not limited to those contained in the Unit Purchase Agreement. As a condition of being admitted to the Company, each additional member shall execute a counterpart signature page to this Agreement, agreeing to be bound by the terms and conditions hereof.

4.4 **Status of Capital Contribution**. Except as otherwise specifically provided for in this Agreement: (a) no Member shall receive any interest salary or drawing with respect to its Capital Contribution(s), nor shall any Members be allowed to withdraw or have refunded any Capital Contribution; and (b) no Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

4.5 **Capital Accounts**.

(a) An individual capital account ("***Capital Account***") shall be maintained for each of the Members in accordance with Section 704 of the Code and the Treasury Regulations thereunder with such adjustments as may be required thereby. Without limiting the generality of the foregoing, a Member's Capital Account will generally be computed as follows:

(i) increased by (A) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property); (B) the fair market value of the property contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); and (C) allocations to the Member of Net Profits and gain (or items thereof); and

(ii) decreased by (A) the amount of money distributed from the Company to the Member (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with the contribution of property to the Company); (B) the fair market value of the property distributed to the Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (C) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to Capital Account; and (D) allocations to the Member of Net Losses and deduction (or items thereof).

(b) It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Treasury Regulations Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Treasury Regulation.

4.6 Sale or Exchange of Units. In the event of a permitted Transfer of Units in accordance with Article IX, the Capital Account of the transferor shall become the Capital Account of the transferee in proportion to the percentage of the transferor's Units actually Transferred.

ARTICLE V
ALLOCATIONS; DISTRIBUTIONS; WITHHOLDING

5.1 Allocations.

(a) In General. After giving effect to the special allocations made pursuant to Section 5.1(b), Net Profits and Net Losses for a taxable period shall be allocated to the Members in a manner that shall cause the Capital Account of each Member to equal, as nearly as possible, (i) the amount such Member would receive if all assets of the Company on hand at the end of such taxable period were sold for cash equal to their Carrying Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited in the case of non-recourse liabilities to the Carrying Value of the property securing such liabilities), all Restricted Units for which an election under Section 83(b) of the Code has been made became fully vested Units, and all remaining cash were distributed to the Members under Section 5.2, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

(b) Regulatory Allocations.

(i) *Company Minimum Gain Chargeback*. If there is a net decrease in Company Minimum Gain during any taxable year, the "minimum gain chargeback" described in Treasury Regulations Section 1.704-2(f) and Treasury Regulations Section 1.704-2(g) shall apply.

(ii) *Member Nonrecourse Debt Minimum Gain Chargeback*. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any taxable year, the "partner minimum gain chargeback" described in Treasury Regulations Section 1.704-2(i)(4) shall apply.

(iii) *Qualified Income Offset*. This Section 5.1(b)(iii) incorporates the "qualified income offset" set forth in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) as if those provisions were fully set forth in this Section 5.1(b)(iii).

(iv) *Nonrecourse Deductions*. Nonrecourse Deductions for any taxable year shall be allocated to the Members in accordance with their percentage of Units (other than Restricted Units) held relative to other Members.

(v) *Member Nonrecourse Deductions*. Member Nonrecourse Deductions for any taxable year shall be specially allocated to the Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable, as provided in Treasury Regulations Section 1.704-2(i)(l).

(vi) *Section 754 Adjustment*. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) or 1.704-1(b)(2)(iv)(*m*)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) applies, or to the Member to which such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(4) applies.

(c) Tax Allocations.

(i) In the case of any Company asset the Carrying Value of which differs from its adjusted tax basis for United States federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated for United States federal income tax purposes, as reasonably determined by the Manager, in accordance with the principles of Sections 704(b) and (c) of the Code so as to take account of the difference between Carrying Value and adjusted basis of such asset.

(ii) Except as set forth in this Section 5.1(c), the income, gains, losses and deductions of the Company shall be allocated for federal, state and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for purposes of computing their Capital Accounts; except that if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses and deductions for tax purposes shall be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(iii) In any cases in which it is necessary to determine the Net Profits, Net Losses or any other items allocable to any period, Net Profits, Net Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Treasury Regulations thereunder in good faith.

(iv) The Company shall allocate all "excess nonrecourse liabilities" within the meaning of Treasury Regulations Section 1.752-3(a)(3) to the Members pro rata in proportion to their percentage of Units (other than Restricted Units) held relative to other Members.

(v) Allocations pursuant to this Section 5.1(c) are solely for the purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, distributions or other Company items pursuant to any provision of this Agreement.

(vi) The Members acknowledge and are aware of the income tax consequences of the allocations made pursuant to this Article V and, except as may otherwise be

required by applicable law or regulatory requirements, hereby agree to be bound by the provisions of this Article V in reporting their shares of Company income, gain, loss, deduction and credit for federal, state and local income tax purposes.

5.2 Distributions.

(a) All distributions of Available Cash or other property (except upon the Company's dissolution, which shall be governed by the applicable provisions of the Act and this Agreement) shall be made to the Members at the times and in the amounts as determined by the Manager in its sole discretion. All distributions shall be made to the Members in accordance with Section 1.1 of Part B of Exhibit 4.2, if applicable, and if not applicable, pro rata, in accordance with their percentage of Units (other than Restricted Units) held relative to other Members, provided that Restricted Units shall be entitled to distributions only after they have fully vested.

(b) Notwithstanding the foregoing, to the extent the Company has Available Cash, the Manager shall cause the Company to distribute to the Members an amount of cash sufficient to permit the Members to satisfy their federal income tax obligations with respect to income allocated to the Members during a taxable period. The amount of a distribution pursuant to this Section 5.2(b) to a Member for a taxable period shall equal (i) the amount of income allocated to such Member by the Company during such taxable period, reduced by any losses previously allocated to such Member by the Company, multiplied by (ii) the highest marginal federal income tax rate applicable to individuals during such taxable period (taking into account the character of the income so allocated). Any such distribution shall be made pro rata to the Members in proportion to the amount of taxable income allocated to the Members during such taxable period. Distributions pursuant to this Section 5.2(b) shall be treated as an advance of distributions pursuant to Section 5.2(a), and future distributions to a Member pursuant to Section 5.2(a) shall be offset by prior distributions to such Member under this Section 5.2(b).

(c) Notwithstanding any other provision of this Agreement, no distribution shall be made if such distribution would violate any contract or agreement to which the Company is then a party or any law, rule, regulation, order or directive of any governmental authority then applicable to the Company.

5.3 Withholding.

(a) The Company may be required to withhold a certain portion of the taxable income and gain, if any, allocated or distributed to a Member unless such Member provides documentation confirming that such Member is not subject to withholding, or is subject to a reduced rate of withholding. Each Member is urged to consult with a tax advisor concerning the application of the United States withholding rules to such Member.

(b) All amounts withheld or required to be withheld pursuant to the Code or any provision of any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members and treated by the Code (whether or not withheld pursuant to the Code) or any such tax law as amounts payable by or in respect of any Member shall be treated as amounts distributed to the Member with respect to whom such amount was withheld pursuant to this Article V for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to

pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law, and shall allocate such amounts to the Members with respect to which such amount was withheld.

ARTICLE VI
MANAGEMENT

6.1 Manager.

The business of the Company shall be managed by a Manager. The Manager shall be a group of individuals who collectively act as the Manager of the Company (the "***Board***") which entity is hereby designated as a "manager" within the meaning of Section 18-101(10) of the Act. The Board shall initially have only five members (each, a "***Director***"), though the number of Directors may be increased from time to time by (a) a Common Director Board Action, (b) the affirmative vote of the Majority-In-Interest of the Members, and (c) the written consent of the holders of at least 50.1% of the Series Seed Preferred Units, and Exhibit 6.1 shall be updated from time to time to reflect any such changes. The initial Directors of the Board are listed on Exhibit 6.1 hereto.

6.2 Power and Authority to Manage. Except as expressly prohibited in the Act, the Certificate, or this Agreement (and subject to any consent or other rights contained in any terms of any contractual agreement with the Company), the right to manage, control, and conduct the business and affairs of the Company and to take any and all actions on behalf of the Company shall be vested completely and exclusively in the Manager, and no Member, in its capacity as member, shall have any part in the management of the Company or any authority to act on the behalf of or bind the Company in connection with any matter. Subject to Section 3.2.3 of Exhibit 4.2, regular meetings of the Board shall be held at least once every calendar quarter, unless otherwise agreed by a vote of the majority of the Directors, and may be held at such time and place as the Board deems necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference telephone or by any other means permitted under Delaware law. In addition, actions may be taken without a meeting if all appointed members of the Board sign a written consent reflecting the action taken.

6.3 Specific Powers and Duties of the Manager. The powers and duties of the Board shall include, but shall not be limited to:

(a) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations and the securing of same by mortgage, deed of trust or other lien or encumbrance;

(b) the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company;

(c) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or the merger or other combination of the Company with or into another Person;

(d) the use of the assets of the Company (including, without limitation, the financing of the conduct of the operations of the Company, and the repayment of obligations of the Company);

(e) the negotiation, execution and performance of any contracts, conveyances or other instruments (including, without limitation, instruments that limit the liability of the Company under contractual arrangement to all or particular assets of the Company, with the other party to the contract to have no recourse against the Members or their assets other than their interests in the Company, even if same results in the terms of the transaction being less favorable to the Company than would otherwise be the case); and

(f) the opening of bank accounts or the appointment of agents to open such bank accounts and the designation of signatories with respect thereto as deemed necessary and desirable for the conduct of the business of the Company.

6.4 Actions by the Manager / Officers. In managing the business and affairs of the Company and exercising its powers, the Board may act through resolutions adopted at meetings and in written consents. The Board is authorized to appoint one or more officers from time to time. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Board. The current officers of the Company are listed on Exhibit 6.4. Exhibit 6.4 shall be updated from time to time to reflect any such changes effected by the Board.

6.5 Removal; Resignation. Subject to Section 3.2 of Part B of Exhibit 4.2, any Director may be removed, with or without cause, by a Majority-In-Interest of the Members. Any Director may resign at any time; provided that, such resignation will be made in writing and will take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Company. The acceptance of a resignation by the Board will not be necessary to make it effective, unless expressly so provided in the resignation.

6.6 No Duty to Consult. Except as otherwise provided in this Agreement, the Board shall have no duty or obligation to consult with or seek the advice of the Members.

6.7 Reliance by Other Persons. Any Person dealing with the Company, other than a Member, may rely on the authority of the Board in taking any action in the name of the Company.

6.8 Compensation and Fees. The Board will not be entitled to receive any compensation for its services unless approved by (a) a Common Director Board Action, and (b) a Majority-In-Interest of the Members.

6.9 Reimbursement. All expenses incurred with respect to the organization, operation and management of the Company shall be borne by the Company.

6.10 Indemnification.

(a) To the fullest extent permitted under applicable law, no Member, Manager, Director or officer of the Company (each, a "***Covered Person***") is liable to the Company or to any of the Members for any losses, claims, damages or liabilities arising (i) by reason of being or having been a Covered Person, or (ii) from any act or omission performed or omitted by the Covered Person in connection with this Agreement or the Company's business or affairs (including any error in judgment in making any investment decisions), including losses due to the negligence of brokers or other agents of the Company, except for any losses, claims, damages or liabilities primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, as finally determined by a court of competent jurisdiction, or as otherwise required by law. Neither the Board nor the Directors are personally liable to any Member for the repayment of any positive balance in such Member's Capital Account or for contributions by such Member to the capital of the Company or by reason of any change in the federal or state income tax laws applicable to the Company or its investors.

(b) The Company must, to the fullest extent permitted by applicable law, indemnify and hold harmless each Covered Person against any losses, claims, damages, liabilities, costs or expenses (including legal fees, judgments and amounts paid in settlement) to which such Covered Person may become subject (i) by reason of being or having been a Covered Person, or (ii) in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, unless (A) a court of competent jurisdiction, in a judgment that has become final and that is no longer subject to appeal or review, determines that any such loss, claim, damage, liability, cost or expense is primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, or (B) it is determined in accordance with the Act that such Covered Person did not act in good faith and did not reasonably believe that the Covered Person's conduct was, in the case of the Board (in its capacity as a manager of the Company), in the Company's best interests or, in all other cases, at least not opposed to the Company's best interests. The right to indemnification granted by this Section 6.10(b) is in addition to any rights to which the Covered Person may otherwise be entitled and inures to the benefit of the successors or assigns of such Covered Person.

(c) If any Covered Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, the Company must pay (as they are incurred) the Covered Person's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith after the Company receives (i) a written affirmation by the Covered Person of the Covered Person's good faith belief that it has met the standard of conduct necessary for indemnification under Section 6.10(b), and (ii) a written undertaking by or on behalf of the Covered Person to repay to the Company the amount of any such expenses paid to the extent that it is ultimately determined that such Covered Person is not entitled to be indemnified by the Company in connection with such action, proceeding or investigation as provided in the exceptions contained in the first sentence of Section 6.10(b) or under applicable law.

(d) Any indemnification of or advancement of expenses to a Covered Person will be reported in writing to the Members not later than six (6) months after the date that the indemnification or advancement of expenses occurs. If for any reason (other than the willful

misconduct, recklessness, or gross negligence of such Covered Person) the foregoing indemnification is unavailable to such Covered Person, or insufficient to hold it harmless, then the Company must, to the fullest extent permitted by applicable law, contribute to the amount paid or payable by such Covered Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Covered Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.

(e) In any suit brought to enforce a right to indemnification or to recover an advancement of expenses, the burden of proving that the Covered Person or other Person claiming a right to indemnification is not entitled to be indemnified, or to an advancement of expenses, hereunder is on the Company (or any Member acting derivatively or otherwise on behalf of the Company or the Members). No Covered Person may satisfy any right of indemnity or advancement of expenses granted in Section 6.10(b) or to which it may be otherwise entitled except out of the assets of the Company, and no Member is personally liable with respect to any such claim for indemnity or advancement of expenses. The Board, in its sole discretion, may obtain appropriate insurance on behalf of the Company to secure the Company's obligations hereunder.

ARTICLE VII
REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1 Generally. Each Member represents, warrants, and covenants to the other Members and the Company that on and after the date such Member executes this Agreement (all of which will survive the termination of the Company):

(a) such Member has the full power, authority and legal right to engage in all the transactions contemplated by this Agreement;

(b) neither the execution nor delivery of this Agreement will conflict with or result in a breach of any of the provisions of any judgment, order, writ, injunction or decree of any court, administrative agency or other governmental authority, or of any agreement or other instrument to which such Member or any of its Affiliates is a party or by which any of them is bound, or constitute a default under any thereof, or, to such Member's knowledge, conflict with or result in a breach of any applicable law, rule or regulation of any such governmental authority, or result in the creation or imposition of any lien, charge or encumbrance upon any property of such Member or any of its Affiliates;

(c) no consent, approval or other authorization of or by any court, administrative agency or other governmental authority or any other entity is required in connection with the execution, delivery or compliance with the provisions, of this Agreement by such Member that has not been delivered to the other Members; and

(d) such Member qualifies as an "accredited investor" as defined in Regulation D under the Securities Act or represents and warrants that the issuance of its Membership Interest otherwise was exempt from federal and state securities laws.

7.2 Investment Representation. Each Member, represents, warrants and covenants that it is acquiring its Membership Interest solely for its own account for the purpose of investment only and not with a view to resale or distribution of all or any part thereof, nor with the intent of selling or otherwise distributing Units at any particular time or upon the occurrence or non-occurrence of any predetermined event. Each Member further represents that by reason of its knowledge and experience in financial and business matters, it is capable of evaluating the risks in the Company. Each Member understands that (a) it must bear the economic risk entailed in purchasing Units, (b) the Units have not been registered under the Securities Act or qualified under the securities laws of any State, and (c) the Units may not be sold unless they are registered under the Securities Act and qualified under the securities laws of any State (neither of which, in all likelihood, the Company will do) or an exemption from such registration and qualification is available (which may not be the case) and are further subject to the restrictions on transfer set forth in this Agreement.

7.3 Anti-Money Laundering Regulations. Each Member hereby acknowledges that it is the Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("***PATRIOT Act***"). In furtherance of such efforts, each Member hereby represents, covenants, and agrees that, to the best of such Member's knowledge based on reasonable investigation:

(a) none of such Member's Capital Contributions (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations;

(b) to the extent within such Member's control, none of such Member's Capital Contributions will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder; and

(c) when requested by the Manager, such Member will provide any and all additional information deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities.

ARTICLE VIII
RECORDS, REPORTS, COMPANY ACCOUNTING

8.1 Books and Records. Any Member, in person or by attorney or other agent, shall, upon written demand, under oath stating the purpose thereof, have the right, at such Member's sole cost and expense, during the normal business hours of the Company, to inspect for any proper purpose (and to make copies and extracts therefrom):

(a) true and correct copies of the unaudited financial statements of the Company (for the prior three (3) years), including (i) a balance sheet as of the end of such fiscal year, and (ii) a statement of profit and loss for such fiscal year;

(b) promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year;

(c) a current list of the name and last known business, residence or mailing address of each Member and the Manager;

(d) a copy of this Agreement and the Certificate (including all amendments thereto), together with executed copies of any written powers of attorney pursuant to which this Agreement and the Certificate have been executed; and

(e) true and full information regarding (i) the amount of cash and a description and statement of the agreed value of any other property or services contributed or to-be contributed by each Member, and (ii) the date on which each Member became a member of the Company; provided that, for purposes of this Section 8.1, the term "under oath" means a statement or statements the declarant affirms to be true under penalty of perjury under the laws of the United States or any state. Notwithstanding the foregoing, the Company shall not be obligated to provide to any Member any document or information that is covered or protected by any: (x) attorney-client privilege or work-product doctrine; (y) applicable law, including without limitation the Americans with Disabilities Act; or (z) applicable agreements, including without limitation any agreements between the Company and any third parties concerning confidentiality and non-disclosure of information. Notwithstanding anything to the contrary contained herein, any right of a Member, as such, to inspect the books and records of the Company shall not include the right to inspect, review or otherwise be made aware of the trade secrets or other intellectual property that may be excluded from any intellectual property applications or registrations of the Company (or agreements related thereto), whether licensed or owned, including but not limited to the identity of the separate ingredients and formula of the Company's products and only such individuals as determined by the Board pursuant to a Common Director Board Action shall have access to such trade secrets, copies of which shall be maintained at the direction of the CEO for safekeeping.

8.2 **Financial and Operating Statements and Tax Returns**. Within ninety (90) days after the close of each fiscal year of the Company, the Manager shall use commercially reasonable efforts to:

(a) cause to be delivered to each Member a statement setting forth such Member's allocable share of all tax items of the Company for such year, and all such other information as may be required to enable each Member to prepare its federal, state and local income tax returns in accordance with all then applicable laws, rules and regulations;

(b) cause to be delivered to each Member unaudited financial statements of the Company for such fiscal year, including (i) a balance sheet as of the end of such fiscal year, and (ii) a statement of profit and loss for such fiscal year; and

(c) cause to be prepared and filed all federal, state and local income tax returns required of the Company for each fiscal year.

8.3 **Banking**. The funds of the Company shall be kept in one or more separate bank accounts in the name of the Company in such banks or other federally insured depositories as

may be designated by the Manager, or shall otherwise be invested in the name of the Company in such manner and upon such terms and conditions as may be designated by the Manager. All withdrawals from any such bank accounts or investments established by the Manager hereunder shall be made on such signature or signatures as may be authorized from time to time by the Manager. Any account opened by the Manager for the Company shall not be commingled with other funds of the Manager or interested persons.

8.4 Tax Matters.

(a) The Members designate the CEO, or his designee, as the "***Tax Matters Member***" of the Company pursuant to Section 6231(a)(7) of the Code.

(b) The Tax Matters Member shall have the authority to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local or foreign tax returns, and to the extent provided in Sections 6221 through 6231 of the Code, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacities as members, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members; provided that, to the extent any such extension, agreement, election or document might have a material effect on any Member, such Member must consent in writing to such extension, agreement, election or document and the Tax Matters Member must reasonably consult with such Member in any discussions or negotiations associated with such agreement or document; and provided further that the Tax Matters Member shall not bind any Member to a settlement agreement without the written consent of such Member. Each Member agrees to cooperate with the Manager and the Tax Matters Member and to do or refrain from doing any or all things reasonably required by the Manager and the Tax Matters Member to conduct such proceedings.

(c) The Tax Matters Member shall keep each Member informed of all administrative and judicial proceedings, as required by Section 6223(g) of the Code, and shall furnish each Member who so requests in writing a copy of each notice or other communication received by the Tax Matters Member. If any Member intends to file a notice of inconsistent treatment under Section 6222(b) of the Code, such Member shall, prior to the filing of such notice, provide notice to the Tax Matters Member of such intent and the manner in which the Member's intended treatment of the Company item is (or may be) inconsistent with the treatment of that item by the Company.

(d) The Members intend for the Company to be classified as a partnership for federal income tax purposes, and neither the Company nor any Member shall make any election to the contrary or take any action that would cause the Company to be classified as a corporation. The Tax Matters Member shall cause the Company to make such other tax elections as it shall deem to be in the best interests of the Company and the Members.

ARTICLE IX
TRANSFERS; ASSIGNMENT; RESIGNATION

9.1 Transfers and Assignments.

(a) Each Member hereby covenants and agrees that it will not, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate or otherwise dispose (collectively, "***Transfer***") of all or any Units to any Person without the consent of the Manager, which consent shall not be unreasonably withheld; provided that, the Manager shall be entitled to condition its consent upon the receipt of such documents and other information regarding the proposed transferee as may be reasonably requested by the Manager. Any Transfer or attempted Transfer of Units in violation of this Agreement shall be null and void. Notwithstanding the foregoing, a Member may assign Units to an Estate Planning Entity or Affiliate without the consent of the Manager as long as such Transfer does not result in material additional legal, tax or regulatory burdens on the Company or its Members. Additionally, assuming all proper consents have been obtained, including but not limited to a Common Director Board Action, the Company may issue new Units to new members. A Person that acquires Units in accordance with this section shall be admitted as a Member of the Company after the person has agreed to be bound by the terms of this Agreement by executing a consent in the form of Exhibit 9.1.

(b) Notwithstanding any provision to the contrary contained in this Agreement, a Unit, in whole or in part, or any rights to distributions therefrom, shall not be Transferred if, as a result thereof, in the opinion of counsel for the Company: (i) the Company would be classified as a corporation for federal income tax purposes; or (ii) such action would result in a violation of federal or state laws, including, without limitation, any applicable securities laws.

(c) Notwithstanding any provision to the contrary contained in this Agreement, Founder may Transfer 550,000 of his vested Units to Latham, Shuker, Eden & Beaudine, LLP, or its designee, at any time following Founder's entry into this Agreement. Latham, Shuker, Eden & Beaudine, LLP, or its designee shall be admitted as a Member after it has agreed to be bound by the terms of this Agreement by executing a consent in the form of Exhibit 9.1 and Manager shall amend Exhibit A in accordance with Section 11.4 to reflect such Transfer.

9.2 Drag-Along Rights.

(a) *Participation*. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 9.1, if (i) one or more Members holding no less than a majority of all the Units and (ii) the Requisite Holders (such Member or Members, the "***Dragging Member***") proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "***Drag-along Sale***"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 9.2(c) and subject to compliance with Section 9.2(d), to require that each other Member (each, a "***Drag-along Member***") participate in such sale in the manner set forth in Section 9.2(b).

(b) *Sale of Units*. Subject to compliance with Section 9.2(d):

(i) If the Drag-along Sale is structured as a sale resulting in a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-

along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-along Sale, the number of Units and/or Unit Equivalents equal to the product obtained by multiplying (i) the number of Units on a Fully Diluted Basis held by such Drag-along Member by (ii) a fraction (x) the numerator of which is equal to the number of Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale, and (y) the denominator of which is equal to the number of Units on a Fully Diluted Basis held by the Dragging Member at such time; and

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company, or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

(c) *Sale Notice*. The Dragging Member shall exercise its rights pursuant to this Section 9.2 by delivering a written notice (the "***Drag-along Notice***") to the Company and each Drag-along Member no more than fifteen (15) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than thirty (30) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom the Units are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The amount of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) *Conditions of Sale*. The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 9.2 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member, subject to differences in the rights of the holders of different classes of Units, and the terms and conditions of such sale shall, except as otherwise provided in Section 9.2(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; provided, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided, further, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(e) *Cooperation*. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 9.2(d)(iii).

(f) *Expenses*. The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

9.3 Resignation; Withdrawal. Subject to Section 9.1 and Section 9.4, no Member shall be entitled to resign, retire or withdraw from being a Member of the Company without the consent of the Manager, which consent may be given or withheld in the Manager's sole and absolute discretion. If a Member has Transferred all of its Membership Interest to one or more assignees in accordance with Section 9.1, then such Member shall withdraw from the Company if and when such assignees are admitted as Members in accordance with this Agreement.

9.4 Death or Disability Event. Notwithstanding any provision to the contrary contained in this Agreement, in the event of the death of, or a Disability Event pertaining to, a Member (the "***Affected Member***"), the Manager shall use commercially reasonable efforts to transfer and assign the Membership Interest of such Affected Member to its estate, Estate Planning Entity, successors, or assigns (as applicable) within sixty (60) days after the occurrence of any such event.

ARTICLE X
DISSOLUTION AND TERMINATION

10.1 Events of Dissolution. The Company shall be dissolved upon the first to occur of the following:

(a) Any event that under the Act or the Certificate requires dissolution of the Company; provided that, the death, resignation, retirement, expulsion, bankruptcy, or dissolution of a Member or occurrence of any other event that terminates the continued membership of a Member in the Company shall not cause the dissolution of the Company;

(b) Subject to a Common Director Board Action, the consent of the Manager to dissolve and wind-up the Company; or

(c) The entry of a decree of judicial dissolution of the Company as provided in the Act.

10.2 Liquidation. Subject to the provisions of Exhibit 4.2, upon the dissolution or liquidation of the Company, the Company shall wind up its affairs and distribute its assets in accordance with the Act by either or a combination of both of the following methods, as the Manager shall reasonably determine:

(a) Selling the Company's assets and, after the payment of Company liabilities, distributing the net proceeds therefrom to the Members pursuant to Section 10.4 in satisfaction of their Membership Interests; or

(b) Distributing the Company's assets to the Members in-kind with each Member accepting an undivided interest in the Company's assets, subject to its liabilities, in satisfaction of its Membership Interest. In the event of a distribution in liquidation of the Company's property in kind, the fair market value of such property shall be determined by a qualified and disinterested appraiser, selected by the Manager (or the Person(s) carrying out the liquidation), and each Member shall receive an undivided interest in such property equal to the portion of the proceeds to which he would be entitled under the immediately preceding subsection if such property were sold at such fair market value.

A merger, acquisition or sale of all or substantially all of the Company's assets, after which transaction the Members of the Company prior to such event do not own a majority of the outstanding interests of the surviving entity will be deemed a liquidation for purposes of distributions pursuant to the Act.

10.3 Orderly Liquidation. A reasonable time as determined by the Manager (not to exceed eighteen (18) months) shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to the creditors so as to minimize any losses attendant upon dissolution.

10.4 Liquidating Distributions. Upon liquidation, the Company's assets (including any Available Cash) shall be distributed in the following order and in accordance with the following priorities:

(a) First, to the payment of the debts and liabilities of the Company and the expenses of liquidation, including a sales commission to the selling agent, if any; then

(b) Second, to the setting up of any reserves for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by the Manager (or the Person(s) carrying out the liquidation). At the expiration of such period as shall be deemed advisable by the Manager (or the Person(s) carrying out the liquidation), but in no event to exceed eighteen (18) months, the Company shall distribute the balance thereof in the manner provided in the preceding subsection; then

(c) Third, to all Members in the manner set forth in Section 5.2.

10.5 Taxable Gain or Loss. Taxable income, gain and loss from the sale or distribution of Company property incurred upon or during liquidation and termination of the Company shall be allocated to the Members as provided in Section 5.1 of this Agreement.

10.6 No Recourse Against Members. Except as provided by applicable law, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the Members at their address as it appears on the records of the Company, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Agreement. If notice is given to the Company, a copy shall also be sent or personally delivered to the CEO at 2603 Duss Avenue, Ambridge, PA 15003.

11.2 Governing Law; Venue. **ALL MATTERS RELATING TO ARBITRATION WILL BE GOVERNED BY THE FEDERAL ARBITRATION ACT (9 U.S.C. §§ ET SEQ.). EXCEPT TO THE EXTENT PROVIDED BY THE FEDERAL ARBITRATION ACT, THE UNITED STATES TRADEMARK ACT OF 1946 (LANHAM ACT, 15 U.S.C. §1051 ET SEQ.) OR OTHER APPLICABLE FEDERAL LAW, THE TERMS OF THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS CONFLICTS OF LAWS PROVISIONS. FOR ACTIONS THAT ARE NOT SUBJECT TO MANDATORY ARBITRATION UNDER THIS SECTION, THE PARTIES HERETO SUBMIT AND IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF**

THE FEDERAL AND STATE COURTS LOCATED IN PITTSBURGH, PENNSYLVANIA (EXCEPT TO THE EXTENT RADICAL INVESTMENTS LP IS NAMED IN SUCH DISPUTE, IN WHICH CASE, THE PARTIES HERETO SUBMIT AND IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN DALLAS, TEXAS), AND AGREE NOT TO RAISE AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION BASED UPON *FORUM NON CONVENIENS* OR ANY OTHER OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAVE TO SUCH JURISDICTION OR VENUE. FURTHER, NOTHING HEREIN CONTAINED SHALL BAR THE MANAGER'S RIGHT TO OBTAIN INJUNCTIVE RELIEF AGAINST THREATENED CONDUCT THAT WILL CAUSE IRREPARABLE HARM, UNDER THE USUAL EQUITY RULES INCLUDING THE APPLICABLE RULES FOR OBTAINING SPECIFIC PERFORMANCE, RESTRAINING ORDERS AND PRELIMINARY INJUNCTIONS. EXCEPT TO THE EXTENT A PARTY SEEKS INJUNCTIVE OR OTHER EQUITABLE RELIEF TO ENFORCE PROVISIONS OF THIS AGREEMENT, ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH THEREOF, (A "**DISPUTE**"), SHALL BE RESOLVED BY ARBITRATION ADMINISTERED BY THE AMERICAN ARBITRATION ASSOCIATION IN ACCORDANCE WITH ITS COMMERCIAL ARBITRATION RULES (THE "**RULES**"). THE ARBITRATION SHALL BE COMMENCED BY WRITTEN REQUEST OF ANY PARTY, MADE IN ACCORDANCE WITH THE NOTICE PROVISIONS OF THIS AGREEMENT, AND SHALL BE CONDUCTED BY A SINGLE ARBITRATOR APPOINTED IN ACCORDANCE WITH THE RULES IN THE ENGLISH LANGUAGE IN PITTSBURGH, PENNSYLVANIA (EXCEPT TO THE EXTENT RADICAL INVESTMENTS LP IS NAMED IN SUCH DISPUTE, IN WHICH CASE, THE ARBITRATION SHALL BE CONDUCTED IN DALLAS, TEXAS), IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT. THE AWARD OF THE ARBITRATOR MAY BE ENTERED IN ANY COURT OF COMPETENT JURISDICTION. THE PARTIES AGREE THAT IT IS ESSENTIAL THAT ANY DISPUTE BE RESOLVED AS RAPIDLY AS POSSIBLE. TO THAT END, THE ARBITRATOR, BY ACCEPTING APPOINTMENT, UNDERTAKES TO EXERT HIS OR HER BEST EFFORTS TO CONDUCT THE PROCESS SO AS TO ISSUE AN AWARD WITHIN THREE MONTHS OF THE APPOINTMENT OF THE ARBITRATOR, BUT FAILURE TO MEET THAT TIMETABLE SHALL NOT AFFECT THE VALIDITY OF THE AWARD. UNLESS THE PARTIES AGREE OTHERWISE AT THE TIME OF THE PROCEDURAL CONFERENCE WITH THE ARBITRATOR, THE ARBITRATION SHALL BE CONDUCTED ON THE FOLLOWING SCHEDULE: (A) THE ARBITRATOR SHALL CONVENE A PROCEDURAL CONFERENCE WITHIN ONE WEEK OF HIS OR HER APPOINTMENT, AT WHICH ALL DATES FOR THE ARBITRATION WILL BE ESTABLISHED, (B) THE PARTIES EXPECT THAT ANY ARBITRATION UNDER THIS AGREEMENT CAN BE CONDUCTED WITHOUT DISCOVERY; AT MOST, THE ARBITRATOR MAY PERMIT, FOR GOOD CAUSE SHOWN, VERY NARROW AND TARGETED REQUESTS FOR DOCUMENTS IN NO EVENT TO EXCEED THE DISCOVERY LIMITATIONS UNDER THE IBA RULES ON THE TAKING OF EVIDENCE IN INTERNATIONAL COMMERCIAL ARBITRATION, TO BE ADDRESSED BY ONE PARTY TO THE OTHER, ON A SCHEDULE TO BE SET BY THE ARBITRATOR, (C) AT THE PROCEDURAL CONFERENCE, THE ARBITRATOR SHALL FIX A DATE FOR SIMULTANEOUS SUBMISSIONS BY THE PARTIES NOT LATER THAN THIRTY (30)

DAYS AFTER THE DATE OF THE PROCEDURAL CONFERENCE; SUCH SUBMISSIONS SHALL SET FORTH THE CASE OF EACH PARTY IN THE FORM OF WRITTEN WITNESS STATEMENTS, DOCUMENTARY EVIDENCE, AND A BRIEF, (D) THE ARBITRATOR SHALL FIX A DATE FOR REPLY SUBMISSIONS BY EACH PARTY NOT LATER THAN 10 DAYS FOLLOWING THE PRINCIPAL SUBMISSIONS OF EACH PARTY, (E) THE ARBITRATOR SHALL SET A DATE FOR A HEARING OF ONE TO THREE DAYS TO PERMIT THE PARTIES TO CROSS EXAMINE WITNESSES WHOSE TESTIMONY IS PROFFERED BY ANOTHER PARTY AND TO HEAR ARGUMENT AND (F) THE ARBITRATOR SHALL ISSUE HIS OR HER AWARD WITHIN 30 DAYS OF THE HEARING. IN ANY EVENT, THE ARBITRATOR (A) SHALL PERMIT EACH SIDE NO MORE THAN TWO DEPOSITIONS (INCLUDING ANY DEPOSITIONS OF EXPERTS), WHICH DEPOSITIONS MAY NOT EXCEED FOUR HOURS EACH, ONE SET OF TEN INTERROGATORIES (INCLUSIVE OF SUB-PARTS) AND ONE SET OF FIVE DOCUMENT REQUESTS (INCLUSIVE OF SUB-PARTS), (B) SHALL NOT PERMIT ANY REQUESTS FOR ADMISSIONS, AND (C) SHALL LIMIT ANY HEARING TO, AT MOST, THREE DAYS. WITHOUT LIMITATION OF THE FOREGOING, IN THE INTEREST OF TIME, THE ARBITRATION MAY DISPENSE WITH ANY FORMAL RULES OF EVIDENCE AND ALLOW HEARSAY TESTIMONY SO AS TO LIMIT THE NUMBER OF WITNESSES REQUIRED AND ACCEPT EVIDENCE OF ASSET VALUES WITHOUT FORMAL APPRAISALS AND UPON SUCH INFORMATION PROVIDED BY THE PARTIES OR OTHER PERSONS. THE ARBITRATOR SHALL HAVE THE POWER IN THE AWARD TO ORDER EQUITABLE RELIEF, INCLUDING SPECIFIC PERFORMANCE. THE PARTIES AGREE THAT THE EXISTENCE OF ANY DISPUTE, ANY PROCEEDINGS TO RESOLVE SUCH DISPUTE, AND ALL SUBMISSIONS RECEIVED BY ANY PARTY FROM ANY OTHER PARTY IN CONNECTION WITH EITHER SHALL BE TREATED AS CONFIDENTIAL, AND SHALL NOT BE DISCLOSED TO ANY THIRD PARTY EXCEPT AS REQUIRED BY LAW, COMPELLED BY LEGAL PROCESS OR REQUIRED TO ENFORCE ANY AWARD OF THE ARBITRATOR.

11.3 Waiver of Right to Jury Trial. THE PARTIES SHALL, AND HEREBY DO, IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE, CONTROVERSY, CLAIM, OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT (EITHER ALLEGED BREACH OR ENFORCEMENT).

11.4 Amendments. Provided that the Manager has obtained any necessary consent from the Requisite Holders, this Agreement and the Certificate may be amended only by a Common Director Board Action and the Majority-In-Interest of the Members. Notwithstanding the foregoing, the Manager may update and amend Exhibit A, Exhibit 6.1 and Exhibit 6.4 to reflect new Members, officers or Directors. Notwithstanding the foregoing, with respect to any change, modification, or amendment to this Agreement that would change the name of the Company, reflect the issuance of additional Units which had otherwise been issued properly or admit new or substituted Members, or any other change, modification, or amendment which does not adversely affect any of the Members in any disproportionate and material respect as compared to the other Members, and any change, modification, or amendment which the Board determines is necessary or advisable to ensure that the Company is not and will not be treated as an association taxable as a corporation for federal income tax purposes or to conform with changes in applicable tax law (*provided* such changes do not have a material adverse effect on

the Members), such change, modification, or amendment may be contained in a written instrument that has been duly approved by the Board pursuant to a Common Director Board Action, *provided* that the Board notifies the Members of such change, modification, or amendment.

11.5 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation. Each of the Members hereby irrevocably waives for the term of the Company any right that such Member may have to maintain any action for partition with respect to the Company property.

11.6 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.7 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by applicable law.

11.8 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.9 Third-Party Beneficiary; Creditors. None of the provisions of this Agreement shall be for the benefit of any third-party or creditor of the Company, or enforceable by any third-party or creditor of the Company.

11.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile or electronic transmission shall be equally as effective as delivery of a manually executed counterpart of this Agreement.

11.11 Schedules and Exhibits. All schedules and exhibits referred to in this Agreement are hereby incorporated herein for all purposes.

11.12 Entire Agreement. This Agreement sets forth all of the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersedes all prior negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter. The undersigned, being all the Members of the Company, hereby agree, acknowledge and certify that the foregoing Agreement constitutes the sole and entire Agreement of the Company, unanimously adopted by the Members of the Company as of the date first written above.

11.13 Community Property.

(a) No married Member shall take an action that seeks to expand the community property or other rights of the spouse of such Member beyond the rights granted to the spouse pursuant to the Act or other applicable law in a manner that adversely affects the rights of any other Member hereunder. Each Member that is natural person agrees to notify the Company in writing promptly, and in any event not later than 10 days after the occurrence of a Community Property Event. Any spouse of a Member who directly or indirectly obtains any Units pursuant to a Community Property Event, shall not be directly or indirectly admitted to the Company as a substitute Member, and shall not have, directly or indirectly the management rights and/or approval rights, as appropriate, of a Member under this Agreement, including the right to vote on Company actions or propose or approve Company actions. Generally, the provisions of this Section 11.13 shall control the rights of a party who succeeds to all or part of the economic interest in the Company of a Member.

(b) By execution of the Spousal Consent set forth on Exhibit 11.13, the spouse of each Member joins in the execution of this Agreement to evidence his or her knowledge of its existence, and his or her agreement to the provisions of this Agreement and any amendment hereof, thereby binding his or her community interest and all other interests of him or her, if any, to the terms of this Agreement. The spouse of the Member has been encouraged to secure separate counsel to review this Agreement and has either done so or has chosen not to do so in his or her sole discretion. Accordingly, the spouse of the Member agrees that upon the occurrence of an event requiring the transfer or forfeiture of his or her spouse's profits interest under this Agreement, the covenants made in this Agreement shall be, and hereby are, accepted as binding on him or her individually and upon all persons ever to claim under him or her.

(c) The execution and delivery to the Company of the Spousal Consent set forth on Exhibit 11.13 by the spouse of each Member that is a natural person is a condition to the admission of the related Members as members of the Company.

[Signature Pages Follow.]

[This page intentionally left blank for signature pages.]

EXHIBIT A

MEMBERS; UNITS PERCENTAGE

PittMoss Cap Table

	11/1/17	
Common Shareholders		
Mont A Handley	3,755,928	10.13%
LESB Agent Services	550,000	1.48%
Vince Angellotto	768,916	2.07%
VJ Angellotto	768,916	2.07%
Mark Guffey	768,916	2.07%
Steve Guffey	768,916	2.07%
Mark Goldman	209,229	0.56%
Original Seed Investors		
Idea Foundry	688,557	1.86%
Radical Investments	3,000,000	8.09%
BlueTree (BT PittMoss Investments, LP)	9,010,875	24.31%
Angels With Attitudes	2,500,000	6.74%
Innovation Works	1,500,000	4.05%
Seed A Investors		
EMG	3,162,237	8.53%
BlueTree Enova fund	1,000,000	2.70%
Ann & Rich Cardona	500,000	1.35%
Bruce Kern Sr	750,000	2.02%
Wolverine Ventures	500,000	1.35%
Brian Scott	120,000	0.32%
William Conner	750,000	2.02%
Schutte-Buffalo	1,777,350	4.79%
Paul Rankin	250,000	0.67%
Dave Lilly	100,000	0.27%
Option Pool	3,870,620	10.44%
Total Shares Outstanding	37,070,460	100.00%

EXHIBIT 1.1

DEFINED TERMS

The following terms used in this Agreement shall have the following meanings:

"***Act***" has the meaning set forth in the Preliminary Statements.

"***Accruing Dividends***" has the meaning set forth in Section 1.1 of Part B of Exhibit 4.2.

"***Additional Consideration***" has the meaning set forth in Section 2.5.4 of Part B of Exhibit 4.2.

"***Agreement***" has the meaning set forth in the preamble.

"***Affected Member***" has the meaning set forth in Section 9.4.

"***Affiliate***" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"***Assets***" has the meaning set forth in Section 4.1.

"***Available Cash***" means, at any date, the amount of the Company's cash on hand that the Manager reasonably determines is available for distribution to the Members after taking into account all debts, liabilities, and obligations of the Company, and any contingency reserves reasonably established by the Manager.

"***Available Proceeds***" has the meaning set forth in Section 2.5.2(b) of Part B of Exhibit 4.2.

"***Board***" has the meaning set forth in Section 6.1.

"***Business***" has the meaning set forth in Section 4.1.

"***Certificate***" has the meaning set forth in Section 2.1.

"***Capital Account***" has the meaning set forth in Section 4.5(a).

"***Capital Contribution***" means any contribution to the capital of the Company by a Member in cash, property or services, or a binding obligation to contribute cash, property or services, whenever made.

"***Carrying Value***" means, with respect to any asset, the asset's adjusted basis for United States federal income tax purposes, except as follows:

(a) The initial Carrying Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of the contribution.

(b) The Carrying Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (i) the acquisition of an additional interest in the Company after the date hereof by a new or existing Member in exchange for more than a *de minimis* Capital Contribution, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (ii) the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing or a new Member acting in a "partner capacity," or in anticipation of becoming a "partner" (in each case within the meaning of Treasury Regulations Section 1.704-1(b)(2)(iv)*(d)*); (iii) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an interest in the Company, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)*(g)*; (v) immediately prior to a distribution pursuant to Section 5.2, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and (vi) such other times as the Manager shall reasonably determine to be necessary or advisable.

(c) The Carrying Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution.

(d) The Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)*; provided, however, that Carrying Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Manager determines that an adjustment pursuant to subparagraph (b) of this definition of Carrying Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e) With respect to any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of Depreciation rather than any other depreciation, amortization or other cost recovery method.

“***Change of Control***” means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the then current Majority-In-Interest of the Members to designate or appoint the Manager.

“***Code***” means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

“***Common Units***” means the Common Units described in Exhibit 4.2.

“***Common Director***” has the meaning set forth in Exhibit 4.2.

“***Common Director Board Action***” means an action approved by a majority vote of the Board, which majority must include the affirmative vote of at least one of the Common Directors.

“***Company***” has the meaning set forth in the preamble.

“***Company Minimum Gain***” has the meaning set forth for “partnership minimum gain” in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“***Community Property Event***” means, with respect to any Member that is a natural person, any event (including, without limitation, events related to death of a spouse or divorce of a Member) that results in that Member no longer having full and exclusive voting and investment power with respect to his or her Units. Each Member that is natural person agrees to notify the Company in writing promptly, and in any event not later than ten (10) days after the occurrence of a Community Property Event.

“***Conversion Rights***” has the meaning set forth in Exhibit 4.2.

“***Conversion Time***” has the meaning set forth in Exhibit 4.2.

“***Covered Person***” has the meaning set forth in Section 6.10(a).

“***Director***” has the meaning set forth in Section 6.1.

“***Depreciation***” means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such taxable year, except that if the Carrying Value of an asset of the Company differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset of the Company at the beginning of such taxable year is zero, Depreciation shall be

determined with reference to such beginning Carrying Value using any reasonable method selected by the Members.

"***Disability Event***" means, with respect to a Member, the entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his or her person or estate.

"***Dispute***" has the meaning set forth in Section 11.2.

"***Drag-along Member***" has the meaning set forth in Section 9.2(a).

"***Drag-along Notice***" has the meaning set forth in Section 9.2(c).

"***Drag-along Sale***" has the meaning set forth in Section 9.2(a).

"***Dragging Member***" has the meaning set forth in Section 9.2(a).

"***Effective Date***" has the meaning set forth in the preamble.

"***Estate Planning Entity***" means, with respect to a Member, any trust or other entity created during an individual's life that controlled by or for the benefit of such Member or a member of such Member's family or charity, in each case established for estate planning purposes, such as a living trust, limited partnership or limited liability company.

"***Founder***" means Mont A. Handley.

"***Founder Restricted Unit Agreement***" means that certain Restricted Unit Agreement between Founder and the Company, dated January ___, 2015.

"***Fully Diluted Basis***" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

*"**Initial Consideration**"* has the meaning set forth in Section 2.5.4 of Part B of Exhibit 4.2.

"***Majority-In-Interest of the Members***" means any Member(s) having more than fifty percent (50%) of the Units of all Members.

"***Manager***" means the Board.

"***Mandatory Conversion Time***" has the meaning set forth in Exhibit 4.2.

"***Member***" means: (a) each Person identified on Exhibit A as of the Effective Date and who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"***Membership Interest***" means the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled under this Agreement and, subject to any and all overriding provisions of this Agreement, the Act.

"***Member Nonrecourse Deductions***" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulations Section 1.704-2(i).

"***Member Nonrecourse Debt***" has the meaning set forth for "partner nonrecourse debt" in Treasury Regulations Section 1.704-2(b)(4).

"***Member Nonrecourse Debt Minimum Gain***" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2) (determined by substituting "Member" for "partner").

"Merger Agreement" has the meaning set forth in Section 2.5.2(a) of Part B of Exhibit 4.2.

"***Net Profits***" and "***Net Losses***" mean, for each taxable year of the Company (or other period for which Net Profits or Net Losses must be computed), the Company's taxable income or loss determined in accordance with Section 703(a) of the Code, with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(b) gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Carrying Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Carrying Value;

(c) in lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for the taxable year or other period;

(d) if the Carrying Value of any Company asset is adjusted pursuant to the definition of Carrying Value, the amount of such adjustment will be taken into account as gain or loss from disposition of the asset for purposes of computing Net Profits or Net Losses;

(e) any items that are specially allocated pursuant to Section 5.1(b) shall not be taken into account in computing Net Profits or Net Losses;

(f) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)* to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g) any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as such under Treasury Regulations Section 1.704-1(b)(2)(iv)(*i*)) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be deducted from such taxable income or loss.

"***New Equity Securities***" shall mean any authorized but unissued Units and any Unit Equivalents convertible into Units, exchangeable or exercisable for Units, or providing a right to subscribe for, purchase or acquire Units; provided that, this shall include Units or Unit Equivalents issued or sold by the Company in connection with: (a) a grant to any existing or prospective manager, officer or other service providers pursuant to any incentive plan or other compensation agreement; (b) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (c) any acquisition by the Company of any equity interests, assets, properties or business of any Person; (d) any merger, consolidation or other business combination involving the Company; (e) the commencement of any public offering or any transaction or series of related transactions involving a Change of Control; (f) a joint venture, strategic alliance or other commercial relationship with any Person (including Persons that are customers, suppliers and strategic partners of the Company) relating to the operation of the Company's business and not for the primary purpose of raising equity capital; or (g) any office lease or equipment lease or similar equipment financing transaction in which the Company obtains from a lessor or vendor the use of such office space or equipment for its business.

"***Nonrecourse Deductions***" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"***Original Issue Date***" has the meaning set forth in Exhibit 4.2.

"***Person***" means any natural person or any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or other association, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

"***Qualified Financing***" shall mean a bona fide equity financing, conducted with the principal purpose of raising capital, pursuant to which the Company sells units of a series of

Preferred Units or other equity (i) with aggregate gross proceeds to the Company of not less than Two Million Dollars ($2,000,000) to one or more independent institutional investors, excluding any and all notes and other indebtedness which are converted into or exchanged for Preferred Units or other equity, (ii) with customary rights, preferences and privileges, including price-based antidilution, (iii) with customary contractual rights such as a right of first refusal and co-sale rights on founder transfers and registration rights and (iv) which values the Company, on a fully-diluted, pre-money basis at a value of $5,000,000 or greater.

"***Qualified Public Offering***" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Units (or common stock of the Company or an IPO Entity) having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $10,000,000, following which at least 10% of the total Units (or common stock of the Company or an IPO Entity) on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"***Requisite Holders***" means the holders of at least a majority of the outstanding Series Seed Preferred Units (voting as a single class on an as-converted basis).

"***Restricted Units***" means Units that, in addition to the restrictions generally applicable to the Units as set forth in this Agreement, are subject to vesting, restriction and termination and to such other terms and conditions as are set forth in a Unit Plan adopted by the Company and the applicable grant agreement; provided, however, that for purposes of Section 5.2, "Restricted Units" shall not include the restricted units subject to the Founder Restricted Unit Agreement.

"***Rules***" has the meaning set forth in Section 11.2.

"***Securities Act***" means the U.S. Securities Act of 1933, as amended.

"***Series Seed Conversion Price***" has the meaning set forth in Section 4.1.1 of Part B of Exhibit 4.2.

"***Series Seed Liquidation Amount***" has the meaning set forth in Section 2.2 or 2.3 of Part B of Exhibit 4.2, as applicable.

"***Series Seed Original Issue Price***" shall mean $0.10 per Unit, subject to appropriate adjustment in the event of any equity distribution, equity split, combination or other similar recapitalization with respect to the Series Seed Preferred Units.

"***Series Seed Preferred Units***" shall mean for all purposes other than the conversion rights as described in Section 4.1 of Part B of Exhibit 4.2, the Series Seed Preferred Units and the Series Seed B Preferred Units as described in Part B of Exhibit 4.2.

"Series Seed B Conversion Price" has the meaning set forth in Section 4.1.1 of Part B of Exhibit 4.2.

"Series Seed B Original Issue Price" shall mean $0.1213904548 per Unit, subject to appropriate adjustment in the event of any equity distribution, equity split, combination or other similar recapitalization with respect to the Series Seed B Preferred Units.

"Series Seed B Preferred Units" means the Series Seed B Preferred Units described in Part B of Exhibit 4.2.

"***Tax Matters Member***" has the meaning set forth in Section 8.4(a).

"***Third Party Purchaser***" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or applicable Unit Equivalents), (b) is not a permitted transferee or Affiliate of any Person who directly or indirectly owns or has the right to acquire any Units (or applicable Unit Equivalents), or (c) is a publically traded entity.

"***Transfer***" has the meaning set forth in Section 9.1(a).

"***Treasury Regulations***" means the regulations, including temporary regulations, promulgated by the United States Treasury Department under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***Unit***" means units of ownership in the Company, which shall evidence the Membership Interests (and shall quantify the voting rights) of the Members. Units are either "Series Seed Preferred Units" or "Common Units," and each Member's allocation of Series Seed Preferred Units and Common Units is listed opposite the name of such Member on Exhibit A attached hereto.

"***Unit Equivalents***" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"***Unit Purchase Agreement***" means that certain Unit Purchase Agreement by and among the Company, the Founder and the Purchasers identified therein, dated as of January ____, 2015.

EXHIBIT 4.2

UNITS

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company.

A. COMMON UNITS

1. General. The voting, dividend and liquidation rights of the holders of the Common Units are subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Units set forth herein.

2. Voting. The holders of the Common Units are entitled to one vote for each Common Unit held at all meetings of Members (and written actions in lieu of meetings).

B. SERIES SEED PREFERRED UNITS

The following rights, preferences, powers, privileges and restrictions, qualifications and limitations, shall apply to all Series Seed Preferred Units, including, but not limited to, the Series Seed B Preferred Units. All references to Series Seed Preferred Units, except as otherwise stated, shall be deemed to include Series Seed B Preferred Units. Unless otherwise indicated, references to "Sections" in this Part B of this Exhibit 4.2 refer to sections of this Part B.

1. Distributions.

1.1 Prior to a Qualified Financing. From and after the date of the issuance of any Series Seed Preferred Units and prior to any Qualified Financing, distributions at the rate per annum of $0.005 per Unit shall accrue on such Series Seed Preferred Units (subject to appropriate adjustment in the event of any equity distribution, equity split, combination or other similar recapitalization with respect to the Series Seed Preferred Units) (the "***Accruing Dividends***"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board and the Company shall be under no obligation to pay such Accruing Dividends. Other than distributions pursuant to Section 5.2(b) of the Agreement, the Company shall not declare, pay or set aside any distribution on Units of any other class or series of Membership Interest of the Company (other than distributions on Common Units payable in Common Units) unless (in addition to the obtaining of any consents required elsewhere in this Agreement or otherwise) the holders of the Series Seed Preferred Units then outstanding shall first receive, or simultaneously receive, a distribution on each outstanding Series Seed Preferred Unit in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such Series Seed Preferred Unit and not previously paid and (ii) (A) in the case of a distribution on Common Units or any class or series that is convertible into Common Units, that distribution per Series

Seed Preferred Unit as would equal the product of (1) the distribution payable on each Unit of such class or series determined, if applicable, as if all Units of such class or series had been converted into Common Units and (2) the number of Common Units issuable upon conversion of a Series Seed Preferred Unit, in each case calculated on the record date for determination of holders entitled to receive such distribution or (B) in the case of a distribution on any class or series that is not convertible into Common Units, at a rate per Series Seed Preferred Unit determined by (1) dividing the amount of the distribution payable on each Unit of such class or series of Membership Interest by the original issuance price of such class or series of Membership Interest (subject to appropriate adjustment in the event of any equity distribution, equity split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series Seed Original Issue Price (as defined below); provided that if the Company declares, pays or sets aside, on the same date, a distribution on Units of more than one class or series of Membership Interest of the Company, the distribution payable to the holders of Series Seed Preferred Units pursuant to this Section 1.1 shall be calculated based upon the distribution on the class or series of Membership Interest that would result in the highest Series Seed Preferred Unit dividend. The "***Series Seed Original Issue Price***" shall mean $0.10 per Unit, subject to appropriate adjustment in the event of any equity distribution, equity split, combination or other similar recapitalization with respect to the Series Seed Preferred Units.

1.2 After a Qualified Financing**.** From and after the date of any Qualified Financing, Section 1.1 shall terminate and shall be null and void *ab initio*, and of no force or effect.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Preferred Units if Prior to a Qualified Financing. Prior to a Qualified Financing, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of Series Seed Preferred Units then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its Members before any payment shall be made to the holders of Common Units by reason of their ownership thereof, an amount per Unit equal to one times the Series Seed Original Issue Price, plus any accrued but unpaid distributions thereon. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its Members shall be insufficient to pay the holders of Series Seed Preferred Units the full amount to which they shall be entitled under this Subsection 2.1, the holders of Series Seed Preferred Units shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Units held by them upon such distribution if all amounts payable on or with respect to such Units were paid in full.

2.2 Distribution of Remaining Assets if Prior to a Qualified Financing. Prior to a Qualified Financing, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of Series Seed Preferred Units the remaining assets of

the Company available for distribution to its members shall be distributed among the holders of the Series Seed Preferred Units and Common Units, pro rata based on the number of Units held by each such holder, treating for this purpose all such securities as if they had been converted to Common Units pursuant to the terms of this Agreement immediately prior to such liquidation, dissolution or winding up of the Company. The aggregate amount which a holder of Series Seed Preferred Units is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "***Series Seed Liquidation Amount***", assuming the Company has not consummated a Qualified Financing.

2.3 Preferential Payments to Holders of Series Seed Preferred Units if After a Qualified Financing. Following any Qualified Financing, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, the holders of Series Seed Preferred Units then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its Members before any payment shall be made to the holders of Common Units by reason of their ownership thereof, an amount per Unit equal to the greater of (i) one times the Series Seed Original Issue Price for such Series Seed Preferred Unit, plus any dividends declared but unpaid thereon, or (ii) such amount per Unit as would have been payable had all Series Seed Preferred Units been converted into Common Units immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Series Seed Liquidation Amount***", assuming the occurrence of a Qualified Financing). If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its Members shall be insufficient to pay the holders of Series Seed Preferred Units the full amount to which they shall be entitled under this Subsection 2.3, the holders of Series Seed Preferred Units shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Series Seed Preferred Units held by them upon such distribution if all amounts payable on or with respect to such Units were paid in full.

2.4 Payments to Holders of Common Units After a Qualified Financing. Following any Qualified Financing, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of Series Seed Preferred Units, the remaining funds and assets of the Company available for distribution to its Members shall be distributed among the holders of Common Units, pro rata based on the number of Common Units held by each such holder.

2.5 Deemed Liquidation Events.

2.5.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least 50.1% of the outstanding Series Seed Preferred Units elect otherwise by written notice sent to the Company at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Company is a constituent party or

(ii) a subsidiary of the Company is a constituent party and the Company issues equity pursuant to such merger or consolidation,

except any such merger or consolidation involving the Company or a subsidiary in which the equity of the Company existing immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

2.5.2 Effecting a Deemed Liquidation Event.

(a) The Company shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.5.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the Members of the Company shall be allocated among the Members of the Company in accordance with Subsections 2.1 and 2.2, or 2.3 and 2.4, as applicable.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.5.1(a)(ii) or 2.5.1(b), if the Company does not effect a dissolution of the Company under the Act within ninety (90) days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of Series Seed Preferred Units no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) to require the redemption of such Series Seed Preferred Units, and (ii) if the holders of at least 50.1% of the then outstanding Series Seed Preferred Units so request in a written instrument delivered to the Company not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of the Company), together with any other assets of the Company available for distribution to its Members, all to the extent permitted by Delaware law governing distributions to Members (the "***Available Proceeds***"), on the one hundred fiftieth (150th) day after such

Deemed Liquidation Event, to redeem all outstanding Series Seed Preferred Units at a price per Unit equal to the Series Seed Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding Series Seed Preferred Units, the Company shall ratably redeem each holder's Series Seed Preferred Units to the fullest extent of such Available Proceeds, and shall redeem the remaining equity as soon as it may lawfully do so under Delaware law governing distributions to Members. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series Seed Preferred Units pursuant to this Subsection 2.5.2(b). Prior to the distribution or redemption provided for in this Subsection 2.5.2(b), the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.5.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of equity of the Company upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of the Company.

2.5.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.5.1(a)(i), if any portion of the consideration payable to the Members of the Company is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of equity of the Company in accordance with Subsections 2.1 and 2.2, or 2.3 and 2.4, as applicable, as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the Members of the Company upon satisfaction of such contingencies shall be allocated among the holders of equity of the Company in accordance with Subsections 2.1 and 2.2, or 2.3 and 2.4, as applicable, after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.5.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the Members of the Company for their action or consideration at any meeting of Members of the Company (or by written consent of Members in lieu of meeting), each holder of Series Seed Preferred Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Series Seed Preferred Units held by such holder are convertible as of the record date for determining Members entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all Common Units into which Series Seed

Preferred Units held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Agreement, holders of Series Seed Preferred Units shall vote together with the holders of Common Units as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units, and shall be entitled, notwithstanding any provision hereof, to notice of any Members' meeting in accordance with this Agreement.

3.2 Election of Directors. Each Member agrees to vote, or cause to be voted, all Units owned by such Member or over which such Member has voting control from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of Members at which an election of Directors is held or pursuant to any written consent of the Members by which members of the Board are elected, the Board shall be comprised as follows:

3.2.1 The Board shall permanently consist of five (5) Directors to be elected in accordance with the following provisions.

3.2.2 So long as a certain Management Services Agreement dated as of May 20, 2016 by and between the Company and Express Management Group, LLC ("EMG") (the "Management Agreement") is in effect, one (1) of the Directors shall be appointed by EMG.

3.2.3 The holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two (2) Directors of the Company (the "***Series Seed Directors***"), (i) one of which shall be nominated by BT PittMoss Investments, LP for so long as BT PittMoss Investments, LP holds any Series Seed Preferred Units and (ii) one of which shall be nominated by the investors that are Members of Keiretsu Forum Midatlantic ("KF") provided, however, that such KF Members: (x) invested in the Series Seed B Preferred Units in a total amount of at least $400,000; (y) were identified as Members by KF at the time of purchase; and (z) hold at least 3,295,152 Series Seed B Preferred Units.

3.2.4 The holders of record of Common Units, exclusively and as a separate class, shall be entitled to elect one Director of the Company (the "***Common Director***").

3.2.5 The Chief Executive Officer of the Company shall be a Director.

3.2.6 So long as the Management Agreement is in effect, EMG shall have both recommendation and veto rights for all newly elected and/or reelected Board members.

Subject to the foregoing provisions of this Section 3.2, any Director elected as provided herein may be removed without cause by, and only by, the affirmative vote of the Person(s) entitled to designate that Director. If the Person(s) identified above, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to designate Directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as such Person(s), as the case may be, elect a person to fill such

directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by Members of the Company other than by the Members of the Company that are entitled to designate a person to fill such directorship. At any meeting held for the purpose of electing a Director, the presence in person or by proxy of the holders of a majority of the outstanding Units of the class or series entitled to elect such Director shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship shall be filled only by vote or written consent in lieu of a meeting of the Person(s) entitled to designate that Director. Any committee of the Board shall include at least one Series Seed Director. For so long as Innovation Works, Inc. is a Member of the Company, the Board shall meet at least quarterly.

3.3 Series Seed Preferred Unit Protective Provisions. At any time when Series Seed Preferred Units are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of at least 50.1% of the then outstanding Series Seed Preferred Units, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent, to any of the foregoing;

3.3.2 amend, alter or repeal any provision of the Certificate or this Agreement in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Units;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption, or increase the number of Units of Series Seed Preferred Units or increase the number of Units of any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption;

3.3.4 (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Series Seed Preferred Units in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Units in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Series Seed Preferred Units in respect of the distribution of assets on the

liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Units in respect of any such right, preference or privilege;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any distribution or make any distribution on, any equity of the Company other than (i) redemptions of or distributions on the Series Seed Preferred Units as expressly authorized herein, (ii) distributions payable on the Common Units solely in the form of additional Common Units and (iii) repurchases of equity from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board, including the approval of at least one Series Seed Director;

3.3.6 create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $50,000 unless such debt security has received the prior approval of the Board, including the approval of at least one Series Seed Director;

3.3.7 create, or hold equity in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any equity of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.8 increase or decrease the authorized number of Directors constituting the Board.

4. Conversion. The holders of the Series Seed Preferred Units shall have conversion rights as follows (the "***Conversion Rights***"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each Series Seed Preferred Unit shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable Common Units as is determined by dividing the Series Seed Original Issue Price or the Series Seed B Original Issue Price, as applicable, by the Series Seed Conversion Price or the Series Seed B Conversion Price, (both as defined below) as applicable, in effect at the time of conversion. The "***Series Seed Conversion Price,***" for all Series Seed Preferred Units (other than Series Seed B Preferred Units) shall initially be equal to $0.10. Such initial Series Seed Conversion Price, and the rate at which Series Seed Preferred Units may be converted into Common Units, shall be subject to adjustment as provided below. The "***Series Seed B***

Conversion Price," for all Series Seed B Preferred Units, shall initially be equal to $0.1213904548. Such initial Series Seed B Conversion Price, and the rate at which Series Seed B Preferred Units may be converted into Common Units, shall be subject to adjustment as provided below.

4.1.1 Termination of Conversion Rights. In the event of a notice of redemption of any Series Seed Preferred Units pursuant to Section 6, the Conversion Rights of the Units designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the Redemption Price (as defined in Section 6) is not fully paid on such Redemption Date (as defined in Section 6), in which case the Conversion Rights for such Units shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Units.

4.2 Fractional Units. No fractional Common Units shall be issued upon conversion of the Series Seed Preferred Units. In lieu of any fractional Units to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a Common Unit as determined in good faith by the Board. Whether or not fractional Common Units would be issuable upon such conversion shall be determined on the basis of the total number of Series Seed Preferred Units the holder is at the time converting into Common Units and the aggregate number of Common Units issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Units to voluntarily convert Series Seed Preferred Units into Common Units, such holder shall (a) provide written notice to the Company's transfer agent at the office of the transfer agent for the Series Seed Preferred Units (or at the principal office of the Company if the Company serves as its own transfer agent) that such holder elects to convert all or any number of such holder's Series Seed Preferred Units and, if applicable, any event on which such conversion is contingent and (b), if such holder's Units are certificated, surrender the certificate or certificates for such Series Seed Preferred Units (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Units (or at the principal office of the Company if the Company serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the Common Units to be issued. If required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such notice and, if applicable, certificates (or

lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the Common Units issuable upon conversion of the specified Units shall be deemed to be outstanding of record as of such date. The Company shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Units, or to his, her or its nominees, a notice of issuance of uncertificated Units and may, upon written request, issue and deliver a certificate for the number of Common Units issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the Series Seed Preferred Units represented by any surrendered certificate that were not converted into Common Units, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the Series Seed Preferred Units converted.

4.3.2 Reserved.

4.3.3 Effect of Conversion. All Series Seed Preferred Units which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Units shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Common Units in exchange therefor, to receive payment in lieu of any fraction of a Unit otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any Series Seed Preferred Units so converted shall be retired and cancelled and may not be reissued.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Units surrendered for conversion or on the Common Units delivered upon conversion.

4.3.5 Taxes. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of Common Units upon conversion of Series Seed Preferred Units pursuant to this Section 4. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Units in a name other than that in which the Series Seed Preferred Units so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

4.4 Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1 Special Definitions. The following definitions shall apply:

(a) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Units or Convertible Securities.

(b) "***Series Seed Original Issue Date***" shall mean the date on which the first Series Seed Preferred Units were issued.

(c) "***Convertible Securities***" shall mean any evidences of indebtedness, Units or other securities directly or indirectly convertible into or exchangeable for Common Units, but excluding Options.

(d) "***Additional Common Units***" shall mean all Common Units issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Company after the Series Seed Original Issue Date, other than (1) the following Common Units and (2) Common Units deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) Common Units, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Units;

(ii) Common Units, Options or Convertible Securities issued by reason of a dividend, equity split, split-up or other distribution on Common Units that is covered by Subsection 4.5, 4.6, 4.7 or 4.8**;**

(iii) Common Units or Options issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of the Company, including at least one Series Seed Director;

(iv) Common Units or Convertible Securities actually issued upon the exercise of Options or Common Units actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v) Common Units or Convertible Securities actually issued pursuant to the Unit Purchase Agreement between certain of the Members and the Company providing for the purchase and sale of the Series Seed Preferred Units.

4.4.2 No Adjustment of Series Seed Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Common Units if the Company receives written notice from the holders of at least

50.1% of the then outstanding Series Seed Preferred Units agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Common Units.

4.4.3 Deemed Issue of Additional Common Units.

(a) If the Company at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Common Units (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Common Units issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of Common Units issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Common Units (other than deemed issuances of Additional Common Units as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per Unit (determined pursuant to Subsection 4.4.5) of the Additional Common Units subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original

Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of Common Units issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Common Units subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of Common Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of Units or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of Common Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of Units and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series Seed Conversion Price Upon Issuance of Additional Common Units. In the event the Company shall at any time after the Series Seed Original Issue Date issue Additional Common Units (including Additional Common Units deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per Unit less than the Series Seed Conversion Price in effect immediately prior to such issue, then the Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series Seed Conversion Price in effect immediately after such issue of Additional Common Units

(b) "CP_1" shall mean the Series Seed Conversion Price in effect immediately prior to such issue of Additional Common Units;

(c) "A" shall mean the number of Common Units outstanding immediately prior to such issue of Additional Common Units (treating for this purpose as outstanding all Common Units issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Units) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of Common Units that would have been issued if such Additional Common Units had been issued at a price per Unit equal to CP_1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Common Units issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Company for the issue of any Additional Common Units shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of the Company; and

(iii) in the event Additional Common Units are issued together with other securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of the Company.

(b) Options and Convertible Securities. The consideration per Unit received by the Company for Additional Common Units deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of Common Units (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Common Units that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Splits and Combinations. If the Company shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Units, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of Common Units issuable on conversion of each Unit of such series shall be increased in proportion to such increase in the aggregate number of Common Units outstanding. If the Company shall at any time or from time

to time after the Series Seed Original Issue Date combine the outstanding Common Units, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of Common Units issuable on conversion of each Unit of such series shall be decreased in proportion to such decrease in the aggregate number of Common Units outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Distributions. In the event the Company at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a distribution payable on the Common Units in additional Common Units, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of Common Units issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of Common Units issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Common Units issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such distribution is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Units simultaneously receive a distribution of Common Units in a number equal to the number of Common Units as they would have received if all outstanding Series Seed Preferred Units had been converted into Common Units on the date of such event.

4.7 Adjustments for Other Distributions. In the event the Company at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a distribution payable in securities of the Company (other than a distribution of Common Units in respect of outstanding Common Units) or in other property and the provisions of Section 1 do not apply to such distribution, then and in each such event the holders of Series Seed Preferred Units shall receive, simultaneously with the distribution to the holders of Common Units, a distribution of such securities or other property in an amount equal to the amount of such securities or other

property as they would have received if all outstanding Series Seed Preferred Units had been converted into Common Units on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.5, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Units (but not the Series Seed Preferred Units) are converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each Series Seed Preferred Unit shall thereafter be convertible in lieu of the Common Units into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of Common Units of the Company issuable upon conversion of one Series Seed Preferred Unit immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of the Company) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Units, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Units. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Series Seed Preferred Units from seeking any appraisal rights to which they are otherwise entitled under the Act in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the Series Seed Preferred Units in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Units a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Units are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Units (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of Common Units and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Units.

4.10 Notice of Record Date. In the event:

(a) the Company shall take a record of the holders of its Common Units (or other equity or securities at the time issuable upon conversion of the Series Seed Preferred Units) for the purpose of entitling or enabling them to receive any distribution, or

to receive any right to subscribe for or purchase any equity of any class or any other securities, or to receive any other security; or

(b) of any reorganization of the Company, any reclassification of the Common Units of the Company, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will send or cause to be sent to the holders of the Series Seed Preferred Units a notice specifying, as the case may be, (i) the record date for such distribution or right, and the amount and character of such distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Units (or such other equity or securities at the time issuable upon the conversion of the Series Seed Preferred Units) shall be entitled to exchange their Common Units (or such other equity or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per Unit and character of such exchange applicable to the Series Seed Preferred Units and the Common Units. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of equity of the Company to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the 50.1% of the then outstanding Series Seed Preferred Units at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding Series Seed Preferred Units shall automatically be converted into Common Units, at the applicable ratio described in Section 4.1.1 as the same may be adjusted from time to time in accordance with this Section 5 and (ii) such Units may not be reissued by the Company.

5.2 Procedural Requirements. All holders of record of Series Seed Preferred Units shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such Series Seed Preferred Units pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of Series Seed Preferred Units in certificated form shall surrender his, her or its certificate or certificates for all such Units (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate)

to the Company at the place designated in such notice. If so required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Units converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Units), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Units, the Company shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated Units and may, upon written request, issue and deliver a certificate for the number of Common Units issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion and the payment of any declared but unpaid Accruing Dividends on the Series Seed Preferred Units converted. Such converted Series Seed Preferred Units shall be retired and cancelled and may not be reissued.

6. Redemption.

6.1 General. Unless prohibited by Delaware law governing distributions to members, Series Seed Preferred Units shall be redeemed by the Company at a price equal to the Series Seed Original Issue Price per Unit, plus all declared but unpaid distributions thereon (the "***Redemption Price***"), in two (2) annual installments commencing not more than sixty (60) days after receipt by the Company at any time on or after January ___, 2018, from the holders of at least 75% of the then outstanding Series Seed Preferred Units, of written notice requesting redemption of all Series Seed Preferred Units (the "***Redemption Request***"). Upon receipt of a Redemption Request, the Company shall apply all of its assets to any such redemption, and to no other company purpose, except to the extent prohibited by Delaware law governing distributions to members. The date of each such installment shall be referred to as a "***Redemption Date***." On each Redemption Date, the Company shall redeem, on a pro rata basis in accordance with the number of Series Seed Preferred Units owned by each holder, that number of outstanding Series Seed Preferred Units determined by dividing (i) the total number of Series Seed Preferred Units outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies); provided, however, that Excluded Units (as such term is defined in Subsection 6.2) shall not be redeemed and shall be excluded from the calculations set forth in this sentence. If on any Redemption Date Delaware law governing distributions to members prevents the Company from redeeming all Series Seed Preferred Units to be redeemed, the Company shall ratably redeem the maximum number of Units that it may redeem consistent with such law, and shall redeem the remaining Units as soon as it may lawfully do so under such law.

6.2 Redemption Notice. The Company shall send written notice of the mandatory redemption (the "***Redemption Notice***") to each holder of record of Series Seed

Preferred Units not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of Series Seed Preferred Units held by the holder that the Company shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such Units terminates (as determined in accordance with Subsection 4.1); and

(d) for holders of Units in certificated form, that the holder is to surrender to the Company, in the manner and at the place designated, his, her or its certificate or certificates representing the Series Seed Preferred Units to be redeemed.

If the Company receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Series Seed Preferred Units, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 6, then the Series Seed Preferred Units registered on the books of the Company in the name of such holder at the time of the Company's receipt of such notice shall thereafter be "***Excluded Units***." Excluded Units shall not be redeemed or redeemable pursuant to this Section 6, whether on such Redemption Date or thereafter.

6.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of Series Seed Preferred Units to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such Units as provided in Section 4, shall, if a holder of Units in certificated form, surrender the certificate or certificates representing such Units (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such Units shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the Series Seed Preferred Units represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed Series Seed Preferred Units shall promptly be issued to such holder.

6.4 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the Series Seed Preferred Units to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the Series Seed Preferred Units so called for redemption shall not have been surrendered, Accruing Dividends with respect to such Series Seed Preferred Units shall cease to accrue after such Redemption Date and all rights with respect to such Units shall forthwith after the Redemption

Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7. **Redeemed or Otherwise Acquired Units.** Any Series Seed Preferred Units that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Units following redemption.

8. **Waiver.** Any of the rights, powers, privileges and other terms of the Series Seed Preferred Units set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred Units by the affirmative written consent or vote of the holders of at least 50.1% of the Series Seed Preferred Units.

9. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Exhibit 4.2 to be given to a holder of Series Seed Preferred Units shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

EXHIBIT 6.1

DIRECTORS

The following person(s) were elected as Directors of the Board of the Company as of May 20, 2016:

Series Seed Directors:

Carl Nicola
Vacancy

Express Management Group Directors

Brian P. Scott, President and CEO
David Lilly

Common Directors:

Mont A. Handley

EXHIBIT 6.4

OFFICERS

The following person(s) are elected as officers of the Company:

Name of Officer	Title
Brian P. Scott	President and Chief Executive Officer

The President and Chief Executive Officer shall have the power and authority generally conferred upon a president of a corporation and such officer hereby is authorized and empowered to take, or cause to be taken, any actions as may be appropriate for a president of a corporation and to execute, file and deliver, or cause to be filed or delivered, for, in the name of and on behalf of the Company, all instruments, agreements and documents as may be appropriate for a president of a corporation.

EXHIBIT 9.1

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Amended and Restated Limited Liability Company Agreement of PittMoss LLC, a Delaware limited liability company, as if the undersigned was a signatory thereof.

____
(Signature)

Name: ________________________________

Date: _________________________________

EXHIBIT 11.13

SPOUSE'S AGREEMENT

The undersigned, being the spouse of ________________ agrees to be bound by the provisions of the Amended and Restated Limited Liability Company Agreement of PittMoss LLC, a Delaware limited liability company, to the extent applicable to the undersigned (including Section 11.13 thereof).

____
(Signature)

Name: _________________________________

Date: __________________________________

SCHEDULE 4.1

LIENS ON ASSETS

On July 30, 2012, the Company entered into a Business Loan Agreement with First National Bank of Pennsylvania in the original principal amount of $33,187.00 with a maturity of August 15, 2017 (the "***FNB Loan***"). In connection therewith, the Company entered into a Promissory Note and Commercial Security Agreement, secured by the equipment that was purchased with the proceeds of the FNB Loan. The interest rate is 3.99% for monthly payments of $612.98. The FNB Loan is personally guaranteed by Founder which will remain in effect until maturity unless the financing or refinancing of other equipment includes the FNB Loan balance and the terms of such financing or refinancing joint removal of such personal guaranty, in which case Company agrees to do so.